PROSPECTUS SUPPLEMENT                               Filed pursuant to Rule
--------------------------------------------        424(b)(2) Reg No. 333-47355

(TO PROSPECTUS DATED MARCH 10, 1998)

                                  $200,000,000

                          [THE DIAL CORPORATION LOGO]

                           6 1/2% SENIOR NOTES DUE 2008
                            ------------------------

     Interest on the 6 1/2% Senior Notes due 2008 (the "Notes") of The Dial Corporation (the "Company" or "Dial") will be payable semi-annually on September 15 and March 15 of each year, commencing March 15, 1999. The Notes will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 25 basis points, plus in each case accrued interest thereon to such redemption date.

     The Notes will be represented by a Global Security registered in the name of the nominee of The Depository Trust Company (the "Depositary"). Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of Notes."

     The Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness.

     SEE "RISK FACTORS," BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                     PRICE TO               UNDERWRITING             PROCEEDS TO
                                                    PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------------------
Per Note....................................          99.59%                    .65%                    98.94%
-----------------------------------------------------------------------------------------------------------------------
Total.......................................       $199,180,000              $1,300,000              $197,880,000
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from September 23, 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $485,000.
                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about September 23, 1998.
                            ------------------------
MERRILL LYNCH & CO.
                    BANCAMERICA SECURITIES, INC.
                                      CITICORP SECURITIES, INC.
                                                    J.P. MORGAN & CO.
                            ------------------------

         The date of this Prospectus Supplement is September 18, 1998.

     Dial(R), Purex(R), Purex Toss 'n Soft(R), Purex Rinse n' Soft(R), Purex StaPuf(R), Renuzit(R), Armour(R), Armour Star(R), Freeman(R), Tone(R), Nature's Accents(R), Pure & Natural(R), Fels Naptha(R), Boraxo(R), Breck(R), Trend(R), Borateem(R), Vano(R), Sta-Flo(R), 20 Mule Team(R), Dutch(R), La France(R), Treet(R) and Cream(R) and related names used herein are registered trademarks of The Dial Corporation and its subsidiaries or are licensed for their use. This Prospectus Supplement and the accompanying Prospectus also uses trademarks of other companies and businesses.
                            ------------------------

     Certain persons participating in the offering of the Notes (the "Offering") may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Such transactions may include stabilizing and the purchase of Notes to cover syndicate short positions. For a description of these activities, see "Underwriting."

                                    SUMMARY

     The following summary information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference into this Prospectus Supplement. Prior to August 15, 1996, the business of the Company was operated as the consumer products business (the "Consumer Products Business") of Viad Corp (then known as The Dial Corp) ("Former Parent"). On August 15, 1996, Former Parent distributed to its stockholders all of the Company's then outstanding common stock (the "Spin-off") causing the Company to become a separate publicly-traded company. Unless otherwise indicated, (i) all references in this Prospectus Supplement to the "Company" or "Dial" for periods prior to the Spin-off refer to the Consumer Products Business of Former Parent and for periods following the Spin-off refer to the Company and its consolidated subsidiaries, (ii) all financial information included or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus has been prepared as if the Company had always been a separate operating company, (iii) the industry data included or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus are derived from publicly available industry trade journals and reports, including, with respect to market rank and market share, reports published by Information Resources, Inc., and other publicly available sources which the Company has not independently verified but which the Company believes to be reliable and (iv) references to years and periods are to fiscal years and periods and, with respect to comparative industry data, years are to calendar years. Unless otherwise noted, all market share data as of any particular date are as of the 52 weeks then ended and are based on sales in the U.S. market, which with respect to soap products is measured by ounces sold, with respect to detergent products is measured by standard cases sold and with respect to air fresheners and canned meats is measured by units sold.

     This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this Prospectus Supplement and in the accompanying Prospectus, the words "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements, including, but not limited to, the Company's statements regarding potential international expansion, the estimated benefits of the Company's cost-cutting program and potential product introductions, are based on management's beliefs, as well as on assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are described under "Risk Factors" in the accompanying Prospectus and certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus Supplement and in the accompanying Prospectus will in fact transpire.

                                  THE COMPANY

GENERAL

     Dial is a consumer products company with net sales of $1.4 billion and operating income of $162 million in 1997. The Company markets its products primarily under such well-known household brand names as Dial(R) soaps, Purex(R) detergents, Renuzit(R) air fresheners and Armour(R) canned meats. Dial believes that its brand equities have contributed to its products achieving leading market positions. Dial believes that its divestiture of certain unprofitable product lines and the refocusing of its key marketing and sales practices, together with its cost reduction measures, anticipated product introductions and strategic acquisitions, will allow the Company to continue its revenue and earnings growth and command even greater domestic market shares. Moreover, the Company believes that the strength of its product offerings should allow it to increase its international presence by taking advantage of the growing demand for branded personal care and cleaning products throughout the world, particularly in Latin America and Asia.

     At July 4, 1998, the Company's soap products command an approximate 17% market share, measured in ounces sold, in the $2.0 billion soap category. This strong market position is largely driven by the Company's

Dial-branded soap products. Since its introduction in 1948, Dial soap has demonstrated a record of market leadership and during the past ten years, the market share of Dial-branded products has increased from 12% in 1987 to 15% as of July 4, 1998. The Company established the antibacterial segment of the soap market by formulating the first antibacterial soap mass-marketed to retail consumers nearly a half century ago. In 1987, with the introduction of Liquid Dial(R), the Company popularized the use of liquid soap in what had been a relatively small, slow growth segment of the domestic soap market. During 1997, the Company increased Liquid Dial sales approximately 40% over 1996 primarily due to greater penetration of the warehouse club channel where the Company believes Liquid Dial is the number one selling liquid soap. In the first half of 1998, Liquid Dial shipments have increased 13% over the same period in 1997. At July 4, 1998, Dial was America's leading bar soap overall, leading antibacterial bar soap, second leading antibacterial liquid soap and second leading liquid soap overall.

     Since the Company's acquisition of Purex Corporation in 1985, which the Company believes was the fifth largest producer and marketer of detergents in the United States at that time, the Purex brand has gained significant market share and as of July 4, 1998, held the number two market share position, measured by units sold, in the $4.4 billion domestic laundry detergent market. From 1986 to 1997, the Company increased Purex annual sales from $160 million to $393 million. In the first half of 1998, Purex sales were $205.3 million.

     Since the Company's acquisition of Renuzit in 1993, Renuzit sales have grown at a compounded annual rate of 16% to $158 million in 1997. In the first half of 1998, Renuzit sales were $75.2 million. As a result, Renuzit at July 4, 1998 was the second leading brand in the $900 million growing domestic air freshener market.

     The Company's Armour-branded products are concentrated in the profitable canned meat market segments. As of July 4, 1998, Armour was the number two national brand of canned meats and was the market leader in the growing Vienna sausage segment, with a 48% market share in that segment.

     For organizational, marketing and financial reporting purposes, the Company has organized its business into four domestic franchises and an international line of business. The four core brands discussed above serve as the flagships for these franchises. The Company's Dial franchise includes Dial and Liquid Dial soaps and body washes as well as Tone(R) and Nature's Accents(R) soaps, body washes and other bath products, Pure & Natural(R), Fels Naptha(R), and Boraxo(R) soaps and Breck(R) hair care products. The Company's Purex franchise includes Purex detergents, bleach and fabric softeners as well as Trend(R) and Dutch(R) detergents, Borateem(R) bleach, Vano(R) and Sta-Flo(R) starches, 20 Mule Team(R) borax and La France(R) brightener. The products in the Company's Renuzit franchise consist of a variety of air fresheners, candles and accessories that all bear the Renuzit name. The Company's Armour franchise includes Armour and Armour Star canned meats, chilis, hashes and meat spreads and Cream(R) corn starch. Within its franchises, the Company has chosen to focus its marketing and product development efforts on the Dial, Purex, Renuzit and Armour core brands. The Company intends to create a fifth core franchise to focus on the specialty bath and body category of the health and beauty aids market as discussed under "-- Recent Acquisitions."

     By February 1998, the Company had discontinued or divested substantially all of its product lines which were not within its four franchises. Under this strategy, in the third quarter of 1997, the Company sold certain of its household cleaning brands to Church & Dwight Co., Inc. ("Church & Dwight") for approximately $30 million. The sale included the following brands and related inventories: Brillo(R) soap pads and related products, Parsons(R) ammonia, Bo Peep(R) ammonia, Sno Bol(R) toilet bowl cleaner, Cameo(R) metal polish and Rain Drops(R) water softener. The Company's London, Ohio plant, where Brillo is manufactured, was also part of the sale. In addition, the Company also sold its Bruce(R) floor care product trademark and its Magic(R) sizing starch brand and related inventories to other third parties. In 1997 and 1996, these brands as well as discontinued brands generated net sales of approximately $63 million and $171 million, respectively, or approximately 5% and 12%, respectively, of the Company's total net sales.

     In addition, in February 1998, the Company sold the Purex Toss N'Soft(R) brand to Church & Dwight for $5.3 million. In 1997 and 1996, this brand contributed $6.9 million and $11.8 million, respectively, to the Company's total net sales.

     The Company's products are sold throughout the United States primarily through supermarkets, mass merchandisers, drug stores and membership club stores. The Company's products are also sold internationally, principally in Argentina, Canada, Mexico, Puerto Rico and the Caribbean.

     The Company's senior management team has extensive experience in the consumer packaged goods industry, and has been instrumental in successfully managing the Company through the Spin-off and subsequent restructuring. Malcolm Jozoff, the Company's chairman and chief executive officer, has over 25 years of experience in the industry and the other senior executives average approximately 15 years of consumer packaged goods experience. The Company believes that the experience of this management team is critical in the implementation of the Company's business strategy.

THE SPIN-OFF

     In August 1996, Former Parent spun-off its Consumer Products Business by distributing to Former Parent's stockholders all of the Company's then outstanding common stock. Former Parent effected the Spin-off to enhance the profitable growth prospects of both the Consumer Products Business and Former Parent's services businesses, which businesses Former Parent continues to operate today. Former Parent believed that the Spin-off would enable the Consumer Products Business to adopt strategies and pursue objectives that were more appropriate to its industry and operations and place it in a better position to raise capital and make acquisitions necessary for continued growth.

BUSINESS STRATEGY

     The Company has achieved leading market positions in its product categories and established brand equity among consumers. Since the Spin-off, the Company has developed and adopted strategies which increased operating margins to 11.9% in 1997 from 8.9% in 1996 (before restructuring charges and asset write-downs). Operating margins were further increased to 12.2% in the first half of 1998. The Company believes these strategies will enable it to continue to streamline and reposition its businesses for continued growth and profitability. These strategies include the following:

        - CONTINUED FOCUS ON CORE BRANDS. The Company intends to continue to focus its resources on building its Dial, Purex, Renuzit and Armour brands. The Company's specific growth strategies to increase sales, earnings and market share for each core brand include the following:

         T Capitalize on Dial Brand. The Company intends to devote additional resources to new marketing campaigns for its Dial-branded products to stimulate demand among consumers with diverse skin care needs. In addition, the Company intends to (i) further develop its body wash business through product innovation and focused marketing, (ii) further increase its penetration of the warehouse and membership club channels and (iii) introduce new products targeted to appeal to specific demographic groups.

         T Enhance Price-Value Relationship of Purex Detergents. Dial intends to expand Purex's market share by enhancing the price/value relationship of its detergents, continuing to reduce production and distribution costs, maintaining competitive pricing and improving product performance.

         T Introduce Innovative Renuzit Products. With approximately one-third of Renuzit's sales attributable to products introduced since 1996, the Company plans to further expand Renuzit's market share by continuing to introduce innovative products and features to meet or anticipate consumers' changing preferences.

         T Increase Distribution of Armour. The Company intends to broaden the distribution of its Armour-branded products by targeting the fast-growing mass market channel. Overall, the Company plans to increase distribution by further penetrating existing distribution channels, as well as selectively introducing new products and expanding geographic focus.

        - IMPROVE KEY MARKETING AND SALES PRACTICES. Since the Spin-off, the Company has taken significant steps to make its marketing and sales operations more cost-effective by (i) increasing and focusing its media advertising on the Dial brand, (ii) reducing end-of-quarter discounts to the trade, (iii) improving the efficiency of its promotional spending and (iv) upgrading its information systems.

        - REDUCE COSTS.  The Company has reduced its cost structure through its
          (i) divestiture or discontinuation of certain low growth or unprofitable product lines, (ii) elimination of unprofitable SKUs,
          (iii) consolidation of its manufacturing and distribution operations, thereby reducing excess capacity, (iv) rationalization of its procurement process by consolidating vendors and negotiating further cost savings in its supply contracts and (v) reduction of administrative and other costs. The Company believes that the impact of the restructuring program announced in the third quarter of 1996, which program has involved, among other things, a reduction of approximately 250 employees, saved the Company approximately $50 million in 1997 and will save the Company approximately $50 million in 1998.

        - INCREASE INTERNATIONAL SALES. The Company acquired Nuevo Federal S.A., a manufacturer and marketer of personal care and household products in Argentina ("Nuevo Federal") in the third quarter of 1997, and acquired three personal care soap brands and two laundry bar brands from The Procter & Gamble Company's Argentinean subsidiary in the fourth quarter of 1997. With these acquisitions, the Company believes that it will be well-positioned for further expansion in Latin America. The Company plans to exploit other such opportunities in selected developing markets, particularly in Latin America and Asia, by forming joint ventures and strategic alliances with or acquiring foreign businesses that have established manufacturing or distribution capabilities in such markets.

        - MOTIVATE MANAGEMENT AND OTHER EMPLOYEES MORE EFFECTIVELY. Since the Spin-off, Dial has revised its compensation structure to align the interests of management, other employees and stockholders. The Company has (i) begun to phase out guaranteed pay raises, (ii) tied all non-union employee bonuses to the achievement of targeted levels of net sales growth, operating margin improvement and asset turns, (iii) granted stock options to management and all other non-union employees and (iv) linked the vesting schedule for such options to stock price performance.

RECENT ACQUISITIONS

     On July 1, 1998, the Company acquired The Freeman Cosmetic Corporation ("Freeman"), a leading manufacturer and marketer of skin, hair, bath, body and foot care products utilizing natural ingredients. Freeman distributes its products nationally under the Freeman brand name. The total transaction value of $83.8 million was financed entirely with short-term bank borrowings supported by the Company's long-term Credit Agreement (as defined herein), which will be refinanced with the net proceeds of this Offering. See "Use of Proceeds."

     On September 14, 1998, the Company acquired Sarah Michaels, Inc. ("Sarah Michaels"), a leading marketer of premium specialty bath and body products, including body washes, body mists, luxury soaps, hand and body lotions, loofahs, sponges and brushes. Sarah Michaels distributes its products nationally under the Sarah Michaels brand name. The total transaction value of $185.0 million was financed entirely by short-term bank borrowings supported by the Company's long-term Credit Agreement, a portion of which will be refinanced with the net proceeds of this Offering. See "Use of Proceeds."

     The Company intends to create a fifth core franchise to focus on the specialty bath and body category of the health and beauty aids market. This franchise would include products marketed under the Sarah Michaels and Freeman brand names, as well as under the Company's Nature's Accents brand name.

                                  RISK FACTORS

     Prospective investors in the Notes offered hereby should carefully consider the information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including the factors set forth under "Risk Factors" in the accompanying Prospectus, before making an investment in the Notes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby are $197.4 million (net of underwriting discounts and commissions and the estimated expenses of the Offering). The Company intends to use such net proceeds to repay outstanding short-term bank borrowings supported by the Company's revolving credit agreement (the "Credit Agreement"). The Credit Agreement terminates in August 2002. As of September 14, 1998, an aggregate of $332.2 million principal amount in bank borrowings were outstanding, which bore interest at that date at a weighted average rate of 5.755% and had maturities ranging from one to thirty days. Such borrowings were incurred to finance the Freeman and Sarah Michaels acquisitions and for working capital and general corporate purposes. The amounts repaid may be subsequently reborrowed for general corporate purposes, including the funding of working capital and potential acquisitions. While the Company reviews acquisition opportunities in the ordinary course of business, there can be no assurance that any acquisitions considered will be consummated.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated.

                           SIX MONTHS ENDED                  FISCAL YEAR ENDED
                          ------------------  ------------------------------------------------
                          JULY 4,   JUNE 28,  JAN. 3,   DEC. 28,  DEC. 30,  DEC. 31,  DEC. 25,
                            1998      1997      1998      1996      1995      1994      1993
                          --------  --------  --------  --------  --------  --------  --------
Ratio of earnings to
  fixed charges(1)......   12.27x    6.21x     6.98x    3.01x(2)   (2)(3)    9.48x     14.04x

---------------
(1) In calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, fees incurred on the sale of accounts receivable and the portion of rental expense under operating leases which has been deemed by the Company to be representative of the interest factor, but exclude the interest cost associated with capitalized leases. Prior to August 15, 1996, the Company was the subsidiary of its Former Parent. Interest expense during that period was incurred primarily on advances from its Former Parent that bore interest at the prime lending rate. The average balance of interest bearing advances from the Former Parent prior to the Spin-off were approximately $160 million, $240 million, $163 million and $47 million for 1996, 1995, 1994 and 1993, respectively.

(2) Includes restructuring charges, asset write-downs and Spin-off transaction costs of $60 million in 1996 and restructuring charges and asset write-downs of $156 million in 1995.

(3) In 1995, fixed charges exceeded earnings by approximately $47 million.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) as of July 4, 1998 and (ii) as adjusted to give effect to the issuance and sale of the Notes pursuant to the Offering, the application of the net proceeds therefrom and the Company's acquisition of Sarah Michaels. The following table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus Supplement.

                                                                    AS OF JULY 4, 1998
                                                              ------------------------------
                                                               ACTUAL         AS ADJUSTED(1)
                                                              ---------       --------------
                                                                      (IN THOUSANDS)
Long term debt:
  6 1/2% Senior Notes due 2008..............................  $      --         $ 200,000
  Other.....................................................    115,464(1)        103,069
                                                              ---------         ---------
     Total long-term debt...................................  $ 115,464         $ 303,069(2)
                                                              ---------         ---------
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares
     authorized; no shares issued and outstanding...........         --                --
  Common Stock, $.01 par value; 300,000,000 shares
     authorized; 102,775,954 shares issued(3)...............      1,033             1,033
  Additional capital........................................    421,670           421,670
  Retained income...........................................     66,698            66,698
  Unearned employee benefits................................   (119,234)         (119,234)
  Treasury stock, 101,040 shares held.......................     (7,122)           (7,122)
                                                              ---------         ---------
     Total stockholders' equity.............................    363,045           666,114
                                                              ---------         ---------
     Total capitalization...................................  $ 478,509         $ 666,114
                                                              =========         =========

---------------
(1) Consists of $114.8 million of short-term bank borrowings which are supported by the Company's five-year Credit Agreement and therefore classified as long-term debt under generally accepted accounting principles, and a $1.0 million interest-free loan from the State of Arizona, which is carried at its discounted value of approximately $667,000.

(2) In connection with the acquisition of Sarah Michaels, the Company incurred an additional $185.0 million of short-term bank borrowings supported by the Credit Agreement.

(3) Does not include an aggregate of up to 7,308,242 shares of Common Stock, $.01 par value (the "Common Stock"), reserved for issuance upon exercise (at an average exercise price of $12.80 per share) of options outstanding as of July 4, 1998.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected financial information derived from the Company's consolidated financial statements. The selected consolidated balance sheet data as of December 28, 1996 and January 3, 1998 and the consolidated income statement data for each of the three fiscal years in the period ended January 3, 1998 have been derived from the audited consolidated financial statements of the Company which are included elsewhere herein. The selected consolidated balance sheet data as of December 31, 1994 and December 30, 1995 and the consolidated income statement data for the fiscal year ended December 31, 1994 have been derived from audited consolidated financial statements of the Company which are not included elsewhere herein. The consolidated income statement data for the fiscal year ended December 25, 1993 and the six months ended July 4, 1998 and June 28, 1997 and the consolidated balance sheet data as of December 25, 1993 and July 4, 1998 and June 28, 1997 were derived from unaudited consolidated financial statements of the Company. In the opinion of management, such unaudited consolidated financial statements include all material adjustments necessary to present fairly the information set forth therein and were prepared as if the Company were a separate entity for all periods presented. Operating results for the six months ended July 4, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. Prior to the Spin-off, the Company operated as the Consumer Products Business of Former Parent. The following data should be read in conjunction with the Company's consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus Supplement or incorporated by reference herein.

                               SIX MONTHS ENDED                               YEAR ENDED
                              -------------------   --------------------------------------------------------------
                              JULY 4,    JUNE 28,    JAN. 3,      DEC. 28,     DEC. 30,     DEC. 31,     DEC. 25,
                                1998       1997        1998         1996         1995         1994         1993
                              --------   --------   ----------   ----------   ----------   ----------   ----------
                                          (000 OMITTED, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES)
OPERATIONS
Net sales...................  $701,820   $665,510   $1,362,606   $1,406,400   $1,365,290   $1,511,362   $1,420,173
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Cost of products sold.......   362,367    352,327      718,112      739,893      709,888      767,507      723,387
Write-down of discontinued
  product inventories.......        --         --           --       27,924       20,400           --           --
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Total cost of products
  sold......................   362,367    352,327      718,112      767,817      730,288      767,507      723,387
                              --------   --------   ----------   ----------   ----------   ----------   ----------
  Gross profit..............   339,453    313,183      644,494      638,583      635,002      743,855      696,786
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Selling, general and
  administrative expenses...   254,147    236,469      482,324      541,110      523,058      583,847      557,573
Restructuring charges and
  other asset write-downs...        --         --           --       27,076      135,600           --           --
                              --------   --------   ----------   ----------   ----------   ----------   ----------
                               254,147    236,469      482,324      568,186      658,658      583,847      557,573
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Operating income
  (loss)(1).................    85,306     76,714      162,170       70,397      (23,656)     160,008      139,213
Spin-off transaction
  costs.....................                                          5,000
Interest and other
  expenses..................     9,386     14,799       28,235       22,974       23,360       12,468        5,909
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income
  taxes.....................    75,920     61,915      133,935       42,423      (47,016)     147,540      133,304
Income taxes (benefit)......    27,402     23,210       50,225       12,511      (19,527)      56,468       49,123
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Net income (loss)(1)........  $ 48,518   $ 38,705   $   83,710   $   29,912   $  (27,489)  $   91,072   $   84,181
                              ========   ========   ==========   ==========   ==========   ==========   ==========
Net income per share(2)
  Basic.....................  $   0.50   $    .43   $     0.91   $     0.33
  Diluted...................  $   0.48   $    .42   $     0.89   $     0.33
Basic shares outstanding....    97,908     90,277       91,918       89,705
  Equivalent shares(2)......     2,384      1,984        2,231        1,269
                              --------   --------   ----------   ----------
Diluted shares..............   100,292     92,261       94,149       90,974
                              ========   ========   ==========   ==========

                               SIX MONTHS ENDED                               YEAR ENDED
                              -------------------   --------------------------------------------------------------
                              JULY 4,    JUNE 28,    JAN. 3,      DEC. 28,     DEC. 30,     DEC. 31,     DEC. 25,
                                1998       1997        1998         1996         1995         1994         1993
                              --------   --------   ----------   ----------   ----------   ----------   ----------
                                          (000 OMITTED, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES)
BALANCE SHEET DATA (AT
  PERIOD END)
Total assets................  $950,032   $833,937   $  883,852   $  866,126   $  798,405   $  887,373   $  857,516
Working capital (deficit)...   (22,164)    23,918      (11,797)      41,107       45,663       56,188      (10,177)
Parent investment and
  advances..................                                                     496,230      555,703      502,199
Long-term debt..............   115,464    220,695       84,399      269,515        3,320        3,510        6,063
Common stock and other
  equity(2).................   363,045    169,779      320,046      140,657
OTHER DATA
Depreciation and
  amortization..............    16,668     15,464       31,763       30,533       29,118       34,910       33,583
Capital expenditures........    15,082     17,484       46,715       49,468       27,214       37,471       40,605
Number of employees (end of
  period)...................     2,443      2,746        2,533        2,812        3,985        3,995        4,000
Number of employees
  (average).................     2,466      2,639        2,648        3,125        3,992        3,983        4,121
Dividends on common
  shares(2).................    15,712     14,457       29,510       14,365

---------------
(1) Includes restructuring charges and asset write-downs and Spin-off transaction costs of $60 million ($35.3 million after tax) or $0.39 per share in 1996 and restructuring charges and asset write-downs of $156 million ($94.9 million after tax) in 1995.

(2) Per share, common stock and other equity and dividends on common shares information is not presented for 1995 and prior years because the Company was not a publicly held company during such years. Income (loss) per share is presented for 1996, as the Company's common shares were issued on August 15, 1996. The calculation of income (loss) per share assumes that the common shares and common share equivalents were outstanding for the entire year. The earnings per share calculation reflects the implementation of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" for all periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the business of the Company should be read in conjunction with "Selected Consolidated Financial Information" and the Company's consolidated financial statements and notes thereto which are included elsewhere in this Prospectus Supplement.

OVERVIEW

     The Company, which was previously operated as the Consumer Products Business of Former Parent, was spun-off by Former Parent in August 1996. As a result, the Company became a separate publicly-traded company. Since the Spin-off, the Company has adopted and implemented strategies that have enabled the Company to improve its financial performance.

     Historically, the Company's fiscal year has ended on the Saturday closest to December 31. As a result, the 1997 fiscal year consisted of 53 weeks and the 1996 and 1995 fiscal years consisted of 52 weeks. The Company's 1998 fiscal year will end on December 31.

RESTRUCTURING CHARGES AND ASSET WRITE-DOWNS

     In the third quarter of 1996, the Company announced an administrative and line of business reorganization to: (i) streamline its management and administrative organization, (ii) reduce administrative overhead by 20%, (iii) sell or discontinue a number of underperforming brands and (iv) exit the then existing corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($35.3 million after tax) in the third quarter of 1996 for severance costs, discontinuance of product lines and building exit costs. Approximately $27.9 million of the charge related to inventories and was included in cost of products sold. The Company estimates that the 1996 reorganization saved the Company approximately $50 million in 1997 and will save approximately $50 million in 1998.

     In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing or sale of six plants (Clearing, Illinois; Burlington, Iowa; Auburndale, Florida; Omaha, Nebraska; Memphis, Tennessee; and New Berlin, Wisconsin) and the reduction of the work force by approximately 700 employees, substantially all of whom were based in the plants that were closed. All six plants were closed by September 28, 1996. Approximately $20.4 million of the charge related to inventories and was included in cost of products sold.

     As of July 4, 1998, $12.4 million in reserves remained from the 1996 and 1995 restructurings, consisting primarily of building exit, environmental and facility closure costs. Such reserves are believed to be adequate and such expenses are expected to be paid utilizing cash flow from operations.

RESULTS OF OPERATIONS

  BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

     In the reorganization undertaken in the third quarter of 1996, the Company identified certain brands and lines of business upon which it intends to dedicate the resources of the Company. These businesses are the retail branded products which the Company markets under its Dial, Purex, Renuzit and Armour franchises and the Company's international line of business, which markets products internationally under certain of these and other brand names. The Dial franchise includes not only the Dial and Liquid Dial brands but also the Tone, Nature's Accents, Pure & Natural, Fels Naptha, Boraxo and Breck brands. The Purex franchise includes the Trend, Dutch, Borateem, Vano, Sta-Flo, 20 Mule Team and La France brands in addition to the Purex brand. The Renuzit franchise includes only products that bear the Renuzit name. The Armour franchise includes the Armour, Armour Star and Cream brands. These brands and lines of business were identified on the basis of their profitability, strength in the marketplace and potential growth. Accordingly, substantially all products and lines of business outside of the identified franchises have been discontinued or sold.

     With the acquisitions of Sarah Michaels and Freeman, the Company intends to create a fifth core franchise to focus on the speciality bath and body category of the health and beauty aids market. This franchise would include products marketed under the Sarah Michaels and Freeman brand names, as well as under the Company's Nature's Accent brand name.

  COMPARISON OF THE FIRST SIX MONTHS OF 1998 WITH THE FIRST SIX MONTHS OF 1997

     Net sales increased $36.3 million, or 5.5%, to $701.8 million in the first half of 1998 from $665.5 million in the first half of 1997. The first half of 1997 included $41.4 million of sales from brands that were divested in the third quarter of 1997. The first six months of 1998 does not include the operations of Freeman which was acquired by the Company on July 1, 1998.

     Sales of products in the Dial, Purex, Renuzit and Armour franchises accounted for 28%, 29%, 11% and 16% respectively, of the Company's total net sales in the first half of 1998 compared to 26%, 29% 11% and 17%, respectively, for the first half of 1997. Compared to the first half of 1997, Dial sales increased 13%, Purex sales increased 7%, and Renuzit sales increased 2% during the first half of 1998. During the same period Armour sales decreased 3%. Net sales in international markets increased $49.7 million, or 150%, to $82.9 million in the first half of 1998. International sales, exclusive of the acquisitions in Argentina, increased $13.5 million, or 41%, to $46.7 million in the first half of 1998 from $33.2 million in the first half of 1997.

     Gross profit margin increased 1.3% to 48.4% in the first half of 1998 from 47.1% in the first half of 1997. This increase resulted primarily from improved manufacturing efficiencies and, to a lesser extent, favorable sales mix of higher margin personal washing products.

     Selling, general and administrative expenses for the first half of 1998 increased $17.6 million, or 7.5%, to $254.1 million from $236.5 million in the first half of 1997. The increase was primarily due to higher marketing expense to support core business-merchandising initiatives, new product launches and Dial franchise advertising.

     Operating income in the first half of 1998 increased $8.6 million, or 11.2%, to $85.3 million from $76.7 million during the first half of 1997. The increase was primarily due to increased sales and gross margin improvements.

     Interest and other expenses decreased $5.4 million, or 36.6%, to $9.4 million for the first half of 1998 compared to $14.8 million in the first half of 1997. The decrease resulted primarily from lower average debt, down $128 million from the first half of 1997.

     The effective tax rate for the first half of 1998 decreased to 36.1%, from 37.5% for the first half of 1997. The decrease resulted primarily from the benefits associated with Foreign Sales Corporation sales and foreign tax holidays.

     Net income increased $9.8 million, or 25.3%, to $48.5 million in the first half of 1998 from $38.7 million in the first half of 1997. The increase was primarily due to increased sales, gross margin improvements and a lower effective tax rate.

  FISCAL 1997 COMPARED WITH FISCAL 1996

     Net sales decreased $43.8 million, or 3%, to $1,362.6 million in 1997 from $1,406.4 million in 1996. This decrease resulted primarily from the discontinuation and divestiture of certain non-core businesses and a 15% price reduction of Purex detergent products initiated in the second quarter of 1996, offset in part by an increase in sales of the Company's four franchises and sales attributable to the Company's acquisitions in Argentina in September and November 1997. After adjusting for the Purex price reduction and excluding the impact of discontinued and divested non-core businesses, net sales in 1997 increased $67.5 million, or 5.6%, primarily due to a 6% increase in sales of the Company's four franchises and growth in international markets.

     Sales of products in the Dial, Purex, Renuzit and Armour franchises accounted for 26%, 29%, 12% and 17%, respectively, of the Company's total net sales in 1997, compared to 24%, 27%, 10% and 14%, respectively, in 1996. From 1996 to 1997, Dial sales increased 3%, Renuzit sales increased 8% and Armour sales increased 11%. During that same period, Purex sales decreased 1%, but after adjusting for the 1996 price reduction Purex sales increased 5%. Net sales in international markets, including sales attributable to the acquisitions in Argentina, increased $25.9 million, or 34%, to $102.3 million in 1997 from $76.4 million in 1996.

     Excluding write-downs of inventory of $27.9 million associated with the reorganization in 1996, gross profit margin remained relatively flat in 1997 and 1996 at 47.3% and 47.4%, respectively. Lower costs in 1997, which resulted from improved procurement, distribution and manufacturing practices, were offset by the price reduction of Purex detergent products initiated in 1996.

     Selling, general and administrative expenses in 1997 decreased $58.8 million, or 11%, to $482.3 million from $541.1 million in 1996, and declined as a percentage of net sales to 35.4% from 38.5%. This was primarily attributable to lower consumer and trade promotion expenditures and administrative savings realized from the restructuring in 1996.

     Operating income in 1997 increased $91.8 million, or 130%, to $162.2 million from $70.4 million in 1996. Operating income in 1996 was impacted by restructuring charges and inventory and asset write-downs totaling $55.0 million. Excluding these charges, operating income increased $36.8 million, or 29%, in 1997, primarily due to the significant reduction of selling, general and administrative expenses and a reduction of cost of products sold.

     In 1997, the Company sold to Church & Dwight for $30.2 million Brillo soap pads and related products, Parsons ammonia, Bo Peep ammonia, Sno Bol toilet bowl cleaner, Cameo metal cleaner and Rain Drops water softener. The Company's London, Ohio plant, where Brillo is manufactured, was also part of the sale. In addition, the Company sold to other third parties for $4.5 million its Bruce floor care trademark and its Magic sizing starch brand and related inventories. An aggregate gain of $15.7 million from the sale of these businesses is included in operating income.

     Also included in 1997 operating income are $15.9 million of various impairment and other operating charges. In the third quarter of 1997, the Company evaluated the estimated life of the capitalized package design costs, which were being amortized over five years. In light of the accelerated pace of package design changes occurring at the Company and in the industry, the estimated life of capitalized package design costs was reduced to one year. Accordingly, $9.5 million of capitalized package design costs were considered impaired and written-off against income. In addition, the Company charged against income $4.5 million of additional discontinued product sales returns and $1.9 million in additional promotion claims on discontinued products.

     Interest and other expenses increased $5.3 million, or 23%, to $28.2 million in 1997 from $23.0 million in 1996, due to an increase of accretion costs related to Armour employee benefit liabilities assumed from Former Parent in the Spin-off, offset in part by lower interest expense resulting from the repayment of debt with cash flow from operations and the proceeds of the Company's public equity offering in the fourth quarter of 1997.

     Net income increased $53.8 million, or 180%, to $83.7 million in 1997 from $29.9 million in 1996. Excluding the restructuring and spin-off charges taken in 1996, net income increased $18.5 million, or 28%, in 1997, primarily due to the significant reduction of selling, general and administrative expense.

     The effective tax rate for 1997 was 37.5%, up from 29.5% in 1996. The lower effective tax rate in 1996 resulted from a one-time tax benefit due to the revaluation of the Company's deferred tax benefits for the higher effective state tax rate incurred after the Spin-off.

  FISCAL 1996 COMPARED WITH FISCAL 1995

     Net sales increased $41.1 million, or 3%, to $1,406.4 million in 1996 from $1,365.3 million in 1995. The increase resulted primarily from the successful launch of new Renuzit products, increases in marketplace consumption of Dial and Armour products and growth in international markets. Partially offsetting the increases was a decline in Purex sales as the result of the 15% price reduction initiated in the second quarter of 1996 and a 23% decline in net sales from products discontinued or divested.

     Sales of products in the Dial, Purex, Renuzit and Armour franchises accounted for 24%, 27%, 10% and 14%, respectively, of the Company's total net sales in 1996, compared to 22%, 27%, 7% and 13%, respectively, in 1995. From 1995 to 1996, Dial sales increased 16%, Renuzit sales increased 48% and Armour sales increased 15%. During that same period, Purex sales decreased 8%, but after adjusting for the 1996 price reduction Purex sales increased 2%.

     Gross profit margin declined to 45.4% in 1996 from 46.5% in 1995. Included in cost of products sold for 1996 and 1995 are write-downs of discontinued product inventories of $27.9 million and $20.4 million, respectively, associated with the restructuring in each of those years. Excluding those charges, gross profit margin declined to 47.4% in 1996 from $48.0% in 1995. The decline in gross profit margin resulted from the 1996 Purex price reduction initiative, offset in large part by a reduction of cost of products sold due to lower costs from both the 1995 manufacturing restructuring and efficiencies from larger production volumes.

     Selling, general and administrative expenses in 1996 increased $18.1 million, or 3.5%, to $541.1 million from $523.1 million in 1995, but remained relatively constant as a percentage of net sales in 1996 and 1995 at 38.5% and 38.3%, respectively. The increase in absolute dollars resulted from increased marketing support for existing Dial and Renuzit branded products, introductory marketing expenses for Renuzit candles and the Dial Ultra Skin Care line, and, to a lesser extent, increased administrative costs associated with being a public company, offset in part by lower trade promotion expenses that were no longer necessary due to the Purex price reduction.

     Operating income in 1996 increased $94.1 million to $70.4 million from an operating loss of $23.7 million in 1995. Operating income in 1996 and 1995 was impacted by restructuring charges and inventory and asset write-downs totaling $55.0 million and $156.0 million, respectively. Excluding these charges, operating income decreased $6.9 million, or 5.2%, in 1996, primarily due to the increase in selling, general and administrative expenses.

     Interest and other expenses remained relatively constant in 1996 and 1995 at $23 million and $23.4 million, respectively. Included in 1996 are $2.6 million in accretion costs related to the Armour employee benefit liability assumed from Former Parent in the Spin-off. These incremental costs were offset by lower interest costs from lower interest-bearing advances in 1996 from Former Parent.

     Net income increased $57.4 million to $29.9 million in 1996 from a net loss of $27.5 million in 1995. Excluding the restructuring charges and spin-off transaction costs in 1996 and the restructuring charges in 1995, net income decreased $2.2 million, or 3.3%, in 1996, primarily due to the increase in selling, general and administrative expense.

     The effective tax rate for 1996 was 29.5%, down from 41.5% in 1995. The lower effective tax rate in 1996 resulted from a one-time tax benefit due to the revaluation of the Company's deferred tax benefits for the higher effective state tax rate incurred after the Spin-off, as well as additional income from certain foreign operations, which was not subject to taxation.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generated cash from operations of $31.2 million during the first half of 1998 compared to cash generated of $84.9 million for the same period of time in 1997. The decrease of $53.7 million resulted primarily from inventories remaining relatively flat in the first half of 1998 versus the large decline of inventory balances in the first half of 1997, the payment of severance in connection with the closure of a manufacturing facility in Argentina and a reduction in the deferred portion of the income tax provision.

     Capital expenditures for the first half of 1998 were $15.1 million versus $17.5 million for the comparable period in 1997. Capital spending in 1998 is expected to approximate $50 million and will be concentrated primarily on equipment and information systems that provide opportunities to reduce manufacturing, logistic and administrative costs and address the Year 2000 issue. However, such plans are dependent on the availability of funds, as well as identification of projects with sufficient returns. As a result, there can be no assurance as to the quantity and the type of capital spending in the future.

     On July 1, 1998, the Company acquired Freeman for $83.8 million which was financed through short-term borrowings supported by the Company's long-term Credit Agreement. The Freeman acquisition added approximately $18.6 million to current assets, $14.4 to current liabilities and approximately $76.8 million to goodwill of the Company.

     The Company received approximately $10.0 million from the disposition of assets during the first half of 1998, the majority of which resulted from two sales. The Purex Toss 'n Soft brand and related inventories were sold to Church & Dwight for approximately $5.3 million. In addition, a non-operating manufacturing property was sold for $4.0 million to a third party. No gain or loss was realized on either of the transactions.

     The Company's financing plan includes the sale of accounts receivable to accelerate cash flow. Accounts receivable sold but not yet collected under this plan at July 4, 1998 and June 28, 1997 were $90.0 million and $63.7 million, respectively. Under the terms of the plan, the Company retains the risk of credit loss on the receivables sold.

     The Company is also a party to a $350 million revolving credit agreement (the "Credit Agreement") with various banks. The Credit Agreement, which will terminate on August 15, 2002, unless extended, contains certain covenants which impose limitations on the Company with respect to, among other things, its ability to place liens on property, its ability to merge, consolidate or transfer substantially all its assets, its minimum net worth and the incurrence of certain indebtedness. The Company had $350 million available under the Credit Agreement at July 4, 1998. The Company, from time to time, makes short-term bank borrowings that are supported by the Credit Agreement. As of July 4, 1998, the Company had $114.8 million aggregate principal amount of such short-term borrowings outstanding. The increased borrowings resulted primarily from the acquisition of Freeman, which was financed entirely by such short-term borrowings. The bank borrowings are classified as long-term debt because they are supported by the long-term Credit Agreement.

     At July 4, 1998 and June 28, 1997, a total of 329,071 and 65,879 shares of Common Stock, respectively, were held in treasury by the Company. The shares held at July 4, 1998 include 218,687 shares valued at $5.2 million purchased by the Company as part of a small shareholder selling/repurchasing program executed during the first and second quarters of 1998.

     In August 1997, the Company moved its corporate headquarters from the Viad Tower to office space in Scottsdale, Arizona. The Company has approximately eight years remaining on the lease for the Viad Tower space, which commits the Company to payments of approximately $2.7 million annually through 2006. The Company has subleased a portion of the space and is actively marketing the remaining space for sublease.

     As of July 4, 1998, the Company had approximately $87.1 million in net deferred tax benefits. The realization of such benefits will require average annual taxable income of approximately $16.1 million over the next 15 years. The Company's average income before income taxes over the last three years was approximately $43.1 million.

     On September 14, 1998, the Company acquired Sarah Michaels. The total transaction value of $185.0 million was financed by short-term bank borrowings supported by the long-term Credit Agreement. It is currently anticipated that the acquisition of Sarah Michaels will add approximately $120 million to goodwill of the Company.

     As part of its business strategy, the Company routinely reviews and evaluates the acquisition of domestic and international companies that market products that are similar to the Company's product offerings. The Company may seek additional debt and/or equity financing as necessary to fund any additional potential acquisitions.

                              DESCRIPTION OF NOTES

     The Notes offered hereby (the "Offering") constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture (the "Base Indenture"), as amended or supplemented, including the First Supplemental Indenture (the "First Supplemental Indenture"), between the Company and Norwest Bank Arizona, N.A., as trustee (the "Trustee"). The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The terms of the Notes includes those provisions contained in the Indenture (as defined herein) and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Base Indenture as supplemented by the First Supplemental Indenture (collectively, the "Indenture") and the TIA for a full statement thereof. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus and the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain defined terms used below and not otherwise defined below. Copies of the Indenture and the Notes are available for inspection at the office of the Trustee located at 3300 N. Central Avenue, Fifteenth Floor, Phoenix, Arizona 85012. As used in this section "Description of Notes", the "Company" refers to The Dial Corporation, exclusive of its subsidiaries.

GENERAL

     The Notes hereby will be limited to $200,000,000 aggregate principal amount and will be issued under the Indenture. The Notes will bear interest at the rate of 6.50% per annum and will mature on September 15, 2008. Interest on the principal amount of the Notes will be payable semi-annually on September 15 and March 15 of each year, commencing March 15, 1999 to the persons in whose names such Notes are registered at the close of business on September 1 or March 1, as the case may be, preceding such September 15 or March 15. The first payments of interest will be made in respect of the period commencing September 23, 1998.

     The Notes do not have the benefit of a sinking fund. The Notes will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness. At July 4, 1998, on a pro forma basis after giving effect to the Offering and the acquisition of Sarah Michaels, the Company would have had approximately $303.1 million of senior unsecured indebtedness, consisting of $200 million aggregate principal amount of indebtedness under the Notes, $102.4 million aggregate principal amount of short-term bank borrowings supported by the Credit Agreement and $700,000 principal amount of indebtedness relating to the discounted value of an interest-free loan from the State of Arizona. See "Capitalization."

     Subject to the limitations set forth in the Notes as described below under the section "-- Certain Covenants," the Indenture will permit the Company and its Subsidiaries to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "-- Book-Entry, Delivery and Form." The Notes may be transferred or exchanged without any service charge at the corporate trust office of the Trustee in the City of New York, or at any other office or agency maintained by the Company for such purpose, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. See "Description of Debt Securities -- Modification and Waiver" in the accompanying Prospectus.

     Reference is made to the section below entitled "-- Certain Covenants" for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Trustee unless the holders of at least a majority in aggregate principal amount of all outstanding Notes consent to such waiver; provided, however, that the Company need not comply with such covenants in the event it elects to comply with the defeasance or covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Defeasance" in the accompanying Prospectus.

     Except as described under "-- Certain Covenants" below and under "Description of Debt Securities -- Consolidation, Merger and Transfer of Assets" in the accompanying Prospectus, the Indenture does not contain any other provisions that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities -- Consolidation, Merger, Conveyance or Transfer of Assets" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have a material adverse effect on the Company's ability to service its indebtedness, including the Notes.

REDEMPTION

     The Notes will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price (a "Redemption Price") equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (the "Redemption Date") on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the Redemption Date.

     "Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such Redemption Date.

     "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and three other primary U.S. Government securities dealers in The City of New York to be selected by the Company, and their respective successors.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed.

     Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date interest will cease to accrue on the Notes or portions thereof called for redemption.

     If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of whole multiples of $1,000.

CERTAIN COVENANTS

  LIMITATION ON LIENS

     The Indenture will provide that the Company will not itself, and will not permit any Restricted Subsidiary to, create, incur, issue or assume any Debt secured by any Lien on any Principal Property owned by the Company or any Restricted Subsidiary, and the Company will not itself, and will not permit any Restricted Subsidiary to, create, incur, issue or assume any Debt secured by any Lien on any shares of stock or Debt of any Restricted Subsidiary (such shares of stock or Debt of any Restricted Subsidiary being called "Restricted Securities"), without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other Debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Notes) shall be secured equally and ratably with (or prior
to) such secured Debt, for so long as such other secured Debt shall be so secured, unless, after giving effect thereto, the aggregate principal amount of all such secured Debt then outstanding plus the Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale and Leaseback Transactions (as defined in below) involving Principal Properties entered into after the date of the first issuance by the Company of Notes issued pursuant to this Indenture (other than Sale and Leaseback Transactions permitted by paragraph (b) of the section entitled "Sale and Leaseback Transactions" below) would not exceed an amount equal to 10% of the Company's Consolidated Net Tangible Assets; provided, however, that nothing contained in this Section shall prevent, restrict or apply to, and there shall be excluded from secured Debt in any computation under this Section, Debt secured by:

          (a) Liens on any Principal Property or Restricted Securities of the Company or any Subsidiary existing as of the date of the first issuance by the Company of the Notes;

          (b) Liens on any Principal Property or Restricted Securities of any Person existing at the time such Person becomes a Restricted Subsidiary, or arising thereafter whether or not the obligations secured by such Liens are assumed by the Company or a Restricted Subsidiary (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments entered into prior to and not in contemplation of such Person's becoming a Restricted Subsidiary;

          (c) Liens on any Principal Property or Restricted Securities of the Company or any Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation or acquisition of stock or assets or otherwise) or securing the payment of all or any part of the purchase price or construction cost of the Principal Property or Restricted Securities or securing any Debt incurred prior to, at the time of or within 180 days after, the acquisition of such Principal Property or Restricted Securities or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof (provided such Liens are limited to such Principal Property or Restricted Securities, to improvements on such Principal Property and to any other property or assets not then constituting a Principal Property or Restricted Security);

          (d) Permitted Liens;

          (e) to the extent not covered by (d) above, pledges or deposits, Liens resulting from litigation or judgments, taxes or other governmental charges or landlord or tenant rights and other Liens incidental to the conduct of the business or the ownership of the property and assets of the Company or a Restricted Subsidiary which were not incurred in connection with borrowing of money or the obtaining of advances or credit, and which do not, in the opinion of the Company, materially detract from the value of the property or assets or materially impair the use thereof in the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

          (f) Liens on any property to secure all or part of the cost of improvements or construction thereon or indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

          (g) Liens which secure Debt owing by a Subsidiary to the Company or to a Restricted Subsidiary; and

          (h) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) through (g) above or the Debt secured thereby; provided that (1) such extension, renewal, substitution or replacement Lien shall be limited to all or any part of the same Principal Property or Restricted Securities that secured the Lien extended, renewed, substituted or replaced (plus improvements or expansions on such property, and plus any other property or assets not then constituting a Principal Property or Restricted Securities) and (2) in the case of paragraphs (a) through (g) above, the Debt secured by such Lien at such time is not increased (except to pay for any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal).

     For the purposes of this "Limitations on Liens" covenant and the "Limitation on Sale and Leaseback Transactions" covenant, the giving of a guarantee which is secured by a Lien on a Principal Property or Restricted Securities, and the creation of a Lien on a Principal Property or Restricted Securities to secure Debt which existed prior to the creation of such Lien, shall be deemed to involve the creation of Debt in an amount equal to the principal amount guaranteed or secured by such Lien; but the amount of Debt secured by Liens on Principal Properties and Restricted Securities shall be computed without cumulating the underlying indebtedness with any guarantee thereof or Lien securing the same.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     The Indenture will provide that the Company will not itself, and will not permit any Restricted Subsidiary to, enter into any arrangement after the date of the first issuance by the Company of the Notes with any bank, insurance company or other lender or investor (other than the Company or another Restricted Subsidiary) providing for the leasing by the Company or any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such Principal Property by the lessee will be discontinued), which was or is owned or leased by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred by the Company or a Restricted Subsidiary, more than 180 days after the completion of construction and commencement of full operation thereof by the Company or such Restricted Subsidiary, to such lender or investor who has advanced or will advance funds on the security of such Principal Property (herein referred to as a "Sale and Leaseback Transaction") unless, (i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and
(ii) either:

          (a) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of the first issuance by the Company of the Notes (other than such Sale and Leaseback Transactions as are permitted by paragraph (b) below), plus the aggregate principal amount of Debt secured by Liens on Principal Properties and Restricted Securities then outstanding (excluding any such Debt secured by Liens covered in paragraphs (a) through (h) of the covenant "Limitations on Liens" above) without equally and ratably securing the Notes, would not exceed 10% of the Company's Consolidated Net Tangible Assets, or

          (b) the Company, within 180 days after the sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (in either case as determined by any two of the following: the Chairman, the President, any Vice President, the Treasurer and the Controller of the Company) to (i) purchase other Principal Property having a fair market value at least equal to the fair market value of the Principal Property (or portion thereof) sold or transferred in such Sale and Leaseback Transaction or (ii) the retirement of the Notes or other Debt of the Company (other than Debt subordinated to the Notes) or Debt of a Restricted Subsidiary, having a Maturity more than 12 months from the date of such application (or which is supported by other borrowings with a maturity of more than 12 months from the date of application) or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application; provided that the amount to be so applied shall be reduced by
     (i) the principal amount of Notes delivered within 180 days after such sale or transfer to the Trustee for retirement and cancellation, and (ii) the principal amount of any such Debt of the Company or a Restricted Subsidiary, other than Notes, voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale or transfer, or

          (c) such Sale and Leaseback Transaction involves property of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time of the sale, lease or other disposition of the properties of such Person as an entirety or substantially as an entirety to the Company, in each case (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments related to the Sale and Leaseback Transaction entered into prior to and not in contemplation of such merger, sale, lease or disposition or such Person's becoming a Restricted Subsidiary.

     The Indenture does not restrict (i) the incurrence of unsecured debt by the Company or any Subsidiary or (ii) the transfer of Principal Property to a Subsidiary or any third party.

     Notwithstanding the foregoing, where the Company or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by the Company or any other Restricted Subsidiary of the lessee's obligation thereunder.

BOOK-ENTRY, DELIVERY AND FORM

  GLOBAL NOTES

     Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, DTC (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the applicable Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

     So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form ("Certificated Notes"), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or for immediately crediting the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that the Depositary is unwilling, unable or ineligible to act as a depositary and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in certificated form under the Indenture, or (iii) any Event of Default has occurred or is continuing, then, upon surrender by the Depositary of the applicable Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by such Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Direct Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respect obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such Notes. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Attributable Debt" means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at a rate per annum equal to the prevailing market interest rate, at the time such lease was entered into, on United States Treasury obligations having a maturity substantially the same as the average term of such lease, plus 3%. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount of rent shall include the lesser of (i) the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such net amount of rent, as the case may be, and (ii) the amount of such penalty (in which event no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).

     "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed or which is supported by other borrowings with a maturity of more than 12 months from the date of calculation, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of the Company's Subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) in each case excluding intercompany items and computed in accordance with generally accepted accounting principles as in effect from time to time.

     "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

     "Lien" means any pledge, mortgage, lien, charge, encumbrance or security interest.

     "Permitted Liens" means (i) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (ii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with Generally

Accepted Accounting Principles shall have been made therefor; (iii) Liens securing reimbursement obligations with respect to letters of credit (whether or not issued under the Credit Agreement) otherwise permitted under the Indenture and issued in connection with the purchase of inventory or equipment by the Company or any Subsidiary in the ordinary course of business; (iv) Liens of carriers, warehousemen, mechanics, suppliers, materialmen, landlords, operators, repairmen and other similar Liens incurred in the ordinary course of business;
(v) easements, rights-of-way zoning restrictions, reservations, encroachments and other similar encumbrances in respect of real property, which do not, in the opinion of the Company, materially impair the use of such property in the operation of the business of the Company or the value of such property; (vi) Liens upon specific items of inventory or equipment and proceeds of the Company or any Subsidiary securing its obligations in respect of bankers' acceptances issued or created for its account to facilitate the purchase, shipment, or storage of such inventory and equipment; (vii) leases or subleases granted to others in the ordinary course of business that do not materially interfere with the business of the Company and its subsidiaries; (viii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security, including any Liens securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money); (ix) Liens incurred or deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements, including liens of judgments thereunder that are not currently dischargeable; (x) Liens on any property held in trust pursuant to defeasance or covenant defeasance provisions governing indebtedness of the Company or any Restricted Subsidiary arising in connection with any defeasance or covenant defeasance of such indebtedness; (xi) Liens to secure (or encumbering deposits securing) obligations arising from warranty or contractual service obligations of the Company or any Restricted Subsidiary, including rights of offset and setoff; and (xii) Liens incurred in connection with repurchase, swap or other similar agreements.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

     "Principal Property" means any manufacturing plant, distribution center or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, in each case, owned by the Company or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Tangible Assets but not including such manufacturing plants, distribution centers or warehouses or portions thereof which in the opinion of the Company, together with all such other manufacturing plants, distribution centers and warehouses or portions thereof previously so declared, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     "Restricted Subsidiary" means any Subsidiary of the Company which, at the time of determination, owns Principal Property.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BancAmerica Securities, Inc., Citicorp Securities, Inc. and J.P. Morgan Securities Inc. (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company, the aggregate principal amount of the Notes set forth opposite its name below. The several Underwriters have agreed, subject to the terms and conditions set forth in the Purchase Agreement, to purchase all of the Notes being sold pursuant to such agreement if any of the Notes being sold pursuant to such agreement are purchased. Under certain circumstances, pursuant to the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
------------------------------------------------------------  ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $119,000,000
BancAmerica Securities, Inc. ...............................    27,000,000
Citicorp Securities, Inc....................................    27,000,000
J.P. Morgan Securities Inc..................................    27,000,000
                                                              ------------
             Total..........................................  $200,000,000
                                                              ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the Offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and their affiliates have from time to time provided investment banking and commercial banking services to the Company, for which they have received customary compensation, and may continue to do so in the future.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Shearman & Sterling, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements as of January 3, 1998 and December 28, 1996 and for each of the three years in the period ended January 3, 1998 included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditor's Report................................   F-2
Consolidated Balance Sheet at January 3, 1998 and December
  28, 1996..................................................   F-3
Statements of Consolidated Operations for the years ended
  January 3, 1998, December 28, 1996 and December 30,
  1995......................................................   F-4
Statements of Consolidated Cash Flows for the years ended
  January 3, 1998, December 28, 1996 and December 30,
  1995......................................................   F-5
Statements of Consolidated Stockholders' Equity for the
  years ended January 3, 1998, December 28, 1996 and
  December 30, 1995.........................................   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheet at July 4, 1998 and January 3,
  1998......................................................  F-20
Statements of Consolidated Operations for each of the six
  months and quarters ended July 4, 1998 and June 28,
  1997......................................................  F-21
Statements of Consolidated Cash Flows for each of the six
  months ended July 4, 1998 and June 28, 1997...............  F-22
Notes to Consolidated Financial Statements..................  F-23

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of The Dial Corporation:

     We have audited the accompanying consolidated balance sheets of The Dial Corporation as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Dial Corporation as of January 3, 1998 and December 28, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
------------------------------------------------------
Deloitte & Touche LLP

Phoenix, Arizona
January 22, 1998

                              THE DIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                 (000 OMITTED)

                                                              JANUARY 3, 1998    DECEMBER 28, 1996
                                                              ---------------    -----------------
                                              ASSETS
Current Assets:
  Cash and cash equivalents.................................     $ 10,089            $ 14,102
  Receivables, less allowance of $6,841 and $3,170..........       60,448              28,689
  Inventories...............................................      124,058             139,492
  Deferred income taxes.....................................       25,185              61,379
  Other current assets......................................        7,174               4,119
                                                                 --------            --------
          Total current assets..............................      226,954             247,781
Property and equipment, net.................................      260,928             226,551
Deferred income taxes.......................................       63,567              63,918
Intangibles, net............................................      331,482             325,739
Other assets................................................          921               2,137
                                                                 --------            --------
                                                                 $883,852            $866,126
                                                                 ========            ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable....................................     $102,235            $ 91,341
  Short-term borrowings.....................................        8,500
  Income taxes payable......................................       14,581               7,188
  Other current liabilities.................................      113,435             108,145
                                                                 --------            --------
          Total current liabilities.........................      238,751             206,674
Long-term debt..............................................       84,399             269,515
Pension and other benefits..................................      231,634             233,306
Other liabilities...........................................        9,022              15,974
                                                                 --------            --------
          Total liabilities.................................      563,806             725,469
                                                                 --------            --------
Commitments and contingencies (Notes M and P)
Stockholders' Equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized; no shares issued and outstanding...........           --                  --
  Common stock, $.01 par value, 300,000,000 shares
     authorized; 102,725,481 and 95,638,532 shares issued...        1,027                 956
  Additional capital........................................      393,947             247,209
  Retained income (deficit).................................       33,892             (20,308)
  Unearned employee benefits................................     (107,372)            (86,554)
  Treasury stock, 101,040 and 49,399 shares held............       (1,448)               (646)
                                                                 --------            --------
          Total stockholders' equity........................      320,046             140,657
                                                                 --------            --------
                                                                 $883,852            $866,126
                                                                 ========            ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED OPERATIONS
                      (000 OMITTED, EXCEPT PER SHARE DATA)

                                                                    FISCAL YEAR ENDED
                                                        ------------------------------------------
                                                        JANUARY 3,    DECEMBER 28,    DECEMBER 30,
                                                           1998           1996            1995
                                                        ----------    ------------    ------------
Net sales.............................................  $1,362,606     $1,406,400      $1,365,290
                                                        ----------     ----------      ----------
Costs and expenses:
  Cost of products sold...............................     718,112        739,893         709,888
  Write down of discontinued product inventories......                     27,924          20,400
                                                        ----------     ----------      ----------
                                                           718,112        767,817         730,288
  Selling, general and administrative expenses........     482,324        541,110         523,058
  Restructuring charges and other asset write-downs...                     27,076         135,600
                                                        ----------     ----------      ----------
                                                         1,200,436      1,336,003       1,388,946
                                                        ----------     ----------      ----------
Operating income (loss)...............................     162,170         70,397         (23,656)
                                                        ----------     ----------      ----------
Spin-off transaction costs............................                      5,000
Interest and other expenses...........................      28,235         22,974          23,360
                                                        ----------     ----------      ----------
                                                            28,235         27,974          23,360
                                                        ----------     ----------      ----------
Income (loss) before income taxes.....................     133,935         42,423         (47,016)
Income taxes (benefit)................................      50,225         12,511         (19,527)
                                                        ----------     ----------      ----------
NET INCOME (LOSS).....................................  $   83,710     $   29,912      $  (27,489)
                                                        ==========     ==========      ==========
NET INCOME PER SHARE -- BASIC.........................  $     0.91     $     0.33
                                                        ==========     ==========
NET INCOME PER SHARE -- DILUTED.......................  $     0.89     $     0.33
                                                        ==========     ==========
Basic shares outstanding..............................      91,918         89,705
  Equivalent shares...................................       2,231          1,269
                                                        ----------     ----------
Diluted shares outstanding............................      94,149         90,974
                                                        ==========     ==========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                                 (000 OMITTED)

                                                                     FISCAL YEAR ENDED
                                                         ------------------------------------------
                                                         JANUARY 3,    DECEMBER 28,    DECEMBER 30,
                                                            1998           1996            1995
                                                         ----------    ------------    ------------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
Net income (loss)......................................  $  83,710       $ 29,912        $(27,489)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization........................     31,763         30,533          29,118
  Deferred income taxes................................     36,545           (965)        (34,733)
  Restructuring charges and asset write-downs..........                    55,000         156,000
  Change in operating assets and liabilities:
     Receivables.......................................      9,894         12,766          69,202
     Inventories.......................................     17,815         (7,763)        (10,005)
     Trade accounts payable............................     (3,457)        11,839         (22,356)
     Other assets and liabilities, net.................    (15,423)       (31,870)        (69,429)
                                                         ---------       --------        --------
Net cash provided by operating activities..............    160,847         99,452          90,308
                                                         ---------       --------        --------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
Capital expenditures...................................    (46,715)       (49,468)        (27,214)
Acquisition of business, net of cash acquired..........    (31,575)                       (23,558)
Proceeds from sales of product lines and other property
  and equipment........................................     35,853            128           7,099
                                                         ---------       --------        --------
Net cash used by investing activities..................    (42,437)       (49,340)        (43,673)
                                                         ---------       --------        --------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
Net payments on long-term borrowings...................   (206,216)       (13,488)           (491)
Proceeds from sale of common stock.....................    107,990
Net change in short-term borrowings....................      8,500           (317)            301
Net change in receivables sold.........................    (15,997)        (1,808)        (14,290)
Dividends paid on common stock.........................    (29,510)       (14,365)
Cash proceeds from stock options.......................     12,810          2,779
Cash transfers to parent, net..........................                   (14,695)        (32,168)
                                                         ---------       --------        --------
Net cash used by financing activities..................   (122,424)       (41,894)        (46,648)
                                                         ---------       --------        --------
Net increase (decrease) in cash and cash equivalents...     (4,014)         8,218             (13)
Cash and cash equivalents, beginning of year...........     14,102          5,884           5,897
                                                         ---------       --------        --------
CASH AND CASH EQUIVALENTS, END OF YEAR.................  $  10,089       $ 14,102        $  5,884
                                                         =========       ========        ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
                                 (000 OMITTED)

                                        COMMON STOCK                  RETAINED    UNEARNED       PARENT       COMMON
                                      ----------------   ADDITIONAL    INCOME     EMPLOYEE     INVESTMENT    STOCK IN
                                      SHARES    AMOUNT    CAPITAL     (DEFICIT)   BENEFITS    AND ADVANCES   TREASURY     TOTAL
                                      -------   ------   ----------   ---------   ---------   ------------   --------   ---------
BALANCE, JANUARY 1, 1995............                                                           $ 555,703                $ 555,703
  Net loss..........................                                                             (27,489)                 (27,489)
  Payments to parent................                                                             (31,984)                 (31,984)
                                      -------   ------    --------    --------    ---------    ---------     -------    ---------
BALANCE, DECEMBER 30, 1995..........                                                             496,230                  496,230
  Net income........................                                                              35,855                   35,855
  Payments to parent................                                                             (14,695)                 (14,695)
BALANCE AT SPINOFF, AUGUST 15,
  1996..............................                                                             517,390                  517,390
  Spinoff capitalization............   95,346     953      237,664                  (81,379)    (517,390)                (360,152)
                                      -------   ------    --------    --------    ---------    ---------     -------    ---------
BALANCE AFTER SPINOFF, AUGUST 15,
  1996..............................   95,346     953      237,664                  (81,379)                              157,238
  Exercise of stock options.........      293       3        3,165                                              (389)       2,779
  Dividends on common stock.........                                   (14,365)                                           (14,365)
  Change in unearned employee
    benefits........................                         6,380                   (5,175)                    (257)         948
  Net loss..........................                                    (5,943)                                            (5,943)
                                      -------   ------    --------    --------    ---------    ---------     -------    ---------
BALANCE, DECEMBER 28, 1996..........   95,639     956      247,209     (20,308)     (86,554)                    (646)     140,657
  Exercise of stock options.........      807       8        5,884                   10,009                     (715)      15,186
  Net proceeds from stock
    offering........................    6,279      63      107,927                                                        107,990
  Dividends on common stock.........                                   (29,510)                                           (29,510)
  Change in unearned employee
    benefits........................                        32,927                  (30,827)                     (87)       2,013
  Net income........................                                    83,710                                             83,710
                                      -------   ------    --------    --------    ---------    ---------     -------    ---------
BALANCE, JANUARY 3, 1998............  102,725   $1,027    $393,947    $ 33,892    $(107,372)   $             $(1,448)   $ 320,046
                                      =======   ======    ========    ========    =========    =========     =======    =========

                See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FISCAL YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996,
                             AND DECEMBER 30, 1995

NOTE A.  BASIS OF PREPARATION

     On July 25, 1996, the Board of Directors of The Dial Corp ("Former Parent") declared a dividend to effect the spin-off of its Consumer Products Business (the "Spin-off"). The dividend was paid on August 15, 1996, to stockholders of record as of August 5, 1996. Each Dial stockholder received a dividend of one share of common stock of The Dial Corporation ("the Company"), which, after the Spin-off, owns and operates the Consumer Products Business previously conducted by Former Parent. Concurrently with the Spin-off, the name of the Former Parent was changed to Viad Corp.

     The Consolidated Financial Statements present the financial position, results of operations and cash flows of the divisions and subsidiaries comprising The Dial Corporation, as if it had been formed as a separate entity for all periods presented. Dial's historical cost basis of the assets and liabilities have been carried over to the new company. Concurrent with the Spin-off, the Company was capitalized through settlement of The Dial Corp's investment and advances account of $517.4 million by the assumption of $280 million of long-term debt and $80.2 million (net of income taxes) in Armour employee benefit liabilities, with the net amount remaining of $157.2 million comprising the Company's stockholders' equity as of the Spin-off date. All intercompany balances and transactions among the entities comprising the Company have been eliminated.

NOTE B.  SIGNIFICANT ACCOUNTING POLICIES

     The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 1997 consisted of 53 weeks. Fiscal years 1996 and 1995 consisted of 52 weeks.

     Certain reclassifications have been made to 1996 and 1995 balances to conform with the 1997 presentation.

     REVENUE RECOGNITION. Sales are recorded at the time products are shipped to trade customers.

     MAJOR CUSTOMERS. Major customers are defined as those that individually accounted for more than 10% of the Company's sales. Sales to a major customer accounted for 17%, 16% and 13% of the Company's net sales in 1997, 1996 and 1995, respectively.

     MARKETING AND RESEARCH AND DEVELOPMENT COSTS. All expenditures for marketing and research and development are charged against earnings in the year incurred and are reported in the Statement of Consolidated Operations under the caption "Selling, general and administrative expenses." The Company's internal and external research and development expenditures totaled approximately $12.3 million, $15.2 million and $14.7 million in 1997, 1996 and 1995, respectively. Marketing costs include the costs of advertising and various sales promotional programs.

     CASH EQUIVALENTS. The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

     INVENTORIES. Generally, inventories are stated at the lower of cost (first in, first out and average cost methods) or market.

     LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, the Company reviews the carrying values of its long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. For assets to be disposed of, the Company reports long-lived assets and certain identifiable intangibles at the lower of carrying amount or fair value less cost to sell.

     PROPERTY AND EQUIPMENT. Property and equipment are stated at cost, net of accumulated depreciation.

     Depreciation is provided principally by use of the straight-line method at annual rates as follows:

Buildings....................................  2% to 5%
Machinery and other equipment................  5% to 33%
Leasehold improvements.......................  Lesser of lease term or useful life

     INTANGIBLES. Intangibles are carried at cost less accumulated amortization. Intangibles that arose prior to November 1, 1970, as a result of the Former Parent's initial investment in the Company are not being amortized. Goodwill arising on or after November 1, 1970, is amortized on the straight-line method over the periods of expected benefit ranging from 25 to 40 years. Trademarks are amortized on the straight-line method over 40 years.

     PENSION AND OTHER BENEFITS. Trusteed, noncontributory pension plans cover substantially all employees, with benefit levels supplemented in most cases by defined matching common stock contributions to employees' 401(k) plans. Defined benefits are based primarily on final average salary and years of service. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations.

     The Company has defined benefit postretirement plans that provide medical and life insurance for eligible retirees and dependents. The related postretirement benefit liabilities are recognized over the period that services are provided by employees.

     STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair-value based method of accounting for an employee stock option or similar equity instrument. As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans using the intrinsic-value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note O to the Consolidated Financial Statements for additional information concerning stock-based compensation.

     NET INCOME (LOSS) PER COMMON SHARE. In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the statement was not permitted. This new standard requires dual presentation of "basic" and "diluted" earnings per share ("EPS") on the face of the statement of operations and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations.

     In accordance with SFAS No. 128, basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year before giving effect to stock options considered to be dilutive common stock equivalents. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year after giving effect to stock options considered to be dilutive common stock equivalents. Shares held by the Employee Equity Trust (the "Trust") are not considered outstanding for net income per share calculations until the shares are released from the Trust.

     At January 3, 1998, there were 102,725,481 shares of common stock issued and 97,551,656 shares outstanding. At January 3, 1998, and December 28, 1996, a total of 5,072,785 and 5,670,818, respectively, of the issued shares were held by the Trust.

     In addition to common stock, the Company is authorized to issue 10,000,000 shares of preferred stock, par value of $.01 per share, none of which has been issued.

     Per share information is not presented for 1995 because the Company was not a publicly held company during such year. Income per share is presented for 1996 as the Company's common shares were issued on August 15, 1996. The calculation of income per share assumes that the common shares and common share equivalents were outstanding for that entire year.

     NEW ACCOUNTING PRONOUNCEMENTS. In June 1997, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and No. 131 "Disclosures About Segments of an Enterprise and Related Information". SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained income and additional capital in the shareholders equity section of the balance sheet. SFAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for disclosures about products and services, geographic areas and major customers. Both statements are effective for fiscal year 1998. The Company has not completed evaluating the impact of implementing the provisions of SFAS Nos. 130 and 131.

NOTE C.  ACQUISITION OF BUSINESS

     In September 1997, the Company acquired Nuevo Federal S.A., a manufacturer and marketer of personal care and household products in Argentina, for a purchase price of approximately $35 million. Of this amount, $26.8 million was paid in cash with the remainder of the purchase price comprised of future payments contingent on the completion of certain transactions. In addition, in November 1997, the Company acquired three personal care soap brands and two laundry bar brands from The Procter & Gamble Company's Argentinean subsidiary for a purchase price of $4.8 million paid in cash.

     The acquisitions were accounted for as purchases. The purchase price, including acquisition costs, was allocated to the net tangible and intangible assets acquired based on estimated fair values at the date of acquisition. The difference between the purchase price and the related fair value of net assets acquired represents goodwill, which is being amortized on a straight-line basis over 25 years. The fair value of patents and other intangible assets acquired is amortized over their estimated useful lives. The results of the acquired companies have been included in the Statement of Consolidated Operations from the date of acquisition.

     Net cash paid, assets acquired and debt and other liabilities assumed are shown in the table below.

                       (000 OMITTED)
                      ASSETS ACQUIRED:                          1997
                      ----------------                        --------
Receivables.................................................  $ 26,414
Inventories.................................................     9,544
Property and equipment......................................    22,599
Intangibles.................................................    27,635
Other assets................................................       369
Debt and other liabilities assumed..........................   (54,986)
                                                              --------
Net cash paid...............................................  $ 31,575
                                                              ========

     The Company is still gathering certain information required to complete the allocation of the purchase price of the acquisition of Nuevo Federal. Further adjustments may arise as a result of the finalization of the ongoing study.

     The following unaudited proforma combined condensed financial information for 1996 and 1997 include the results of operations for the Company, including the results of operation of Nuevo Federal for the fourth quarter of 1997 and The Procter & Gamble Company brands for November and December of 1997, along with adjustments which give effect to events that are directly attributable to the transaction and are expected to have a continuing impact. The information assumes the transactions were consummated at the beginning of each period presented.

     The unaudited proforma combined condensed financial information does not purport to represent the results of operations that would have actually resulted had the purchases occurred on the indicated dates, nor should it be taken as indicative of future results of operations.

                                                              FISCAL YEAR
                                                           ------------------
                                                             1997       1996
                                                           --------    ------
                                                             (IN MILLIONS)
Revenues.................................................  $  1,428    $1,477
Operating income.........................................       164        75
Net income...............................................        85        33
Earnings per share-diluted...............................  $   0.90    $ 0.36

NOTE D.  RESTRUCTURING CHARGES AND INVENTORY AND ASSET WRITE-DOWNS

     In the third quarter of 1996, the Company announced an administrative and line of business reorganization to streamline its management and administrative organization, eliminate approximately 250 positions, sell or discontinue a number of underperforming brands and exit the existing corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($33.6 million after tax) in the third quarter of 1996 for severance costs, discontinuance of product lines and building exit costs. Approximately $27.9 million of the charge related to inventories and was included in cost of products sold.

     In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing of six plants and the reduction of the work force by approximately 700 employees, substantially all of whom were based in the plants that were closed. All six plants have been closed. Approximately $20.4 million of the charge related to inventories and was included in cost of products sold.

     During 1997, approximately $20.6 million of expenses, consisting of severance pay and benefits and headquarters building exit costs, were charged against these reserves. Approximately $14.4 million in reserves from the 1995 and 1996 restructuring charges remained at January 3, 1998, consisting primarily of facility closure, environmental and building exit costs. These reserves are believed to be adequate and the expenses are expected to be paid utilizing cash flow from operations.

NOTE E.  INCOME AND EXPENSE ITEMS

     In the third quarter of 1997, the Company sold to Church & Dwight Co., Inc. for $30.2 million Brillo soap pads and related products, Parsons ammonia, Bo Peep ammonia, Sno Bol toilet bowl cleaner, Cameo metal cleaner and Rain Drops water softener. The Company's London, Ohio plant, where Brillo is manufactured, was also part of the sale. In addition, the Company sold to other third parties for approximately $4.5 million its Bruce floor care trademark and its Magic sizing starch brand and related inventories. Included in operating income is an aggregate gain of $15.7 million from the sale of these businesses.

     Also included in 1997 operating income is $15.9 million of various impairment and other operating charges. In the third quarter of 1997, the Company evaluated the estimated life of the capitalized package design costs, which was being amortized over five years. In light of the accelerated pace of package design changes taking place in the Company and the industry, the estimated life of the capitalized package design costs was changed to one year. Accordingly, $9.5 million of capitalized package design costs were considered impaired and written-off against income. In addition, the Company charged against income $4.5 million of discontinued product sales returns and $1.9 million in additional promotion claims on discontinued products.

NOTE F.  INVENTORIES

     Inventories consisted of the following:

                                                       JANUARY 3,    DECEMBER 28,
                                                          1998           1996
                                                       ----------    ------------
                                                             (000 OMITTED)
Raw materials and supplies...........................   $ 36,938       $ 37,744
Work in process......................................      9,373         10,939
Finished goods.......................................     77,747         90,809
                                                        --------       --------
                                                        $124,058       $139,492
                                                        ========       ========

NOTE G.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                       JANUARY 3,    DECEMBER 28,
                                                          1998           1996
                                                       ----------    ------------
                                                             (000 OMITTED)
Land.................................................   $ 10,071       $  5,473
Buildings and leasehold improvements.................    108,613         81,874
Machinery and other equipment........................    376,582        328,014
Construction in progress.............................     15,936         33,054
                                                        --------       --------
                                                         511,202        448,415
Less accumulated depreciation........................   (250,274)      (221,864)
                                                        --------       --------
                                                        $260,928       $226,551
                                                        ========       ========

NOTE H.  INTANGIBLES

     Intangibles consisted of the following:

                                                       JANUARY 3,    DECEMBER 28,
                                                          1998           1996
                                                       ----------    ------------
                                                             (000 OMITTED)
Goodwill(1)..........................................   $265,335       $238,623
Trademarks...........................................     54,957         69,675
Customer list and other intangibles..................     78,997         98,689
                                                        --------       --------
                                                         399,289        406,987
Less accumulated amortization........................    (67,807)       (81,248)
                                                        --------       --------
                                                        $331,482       $325,739
                                                        ========       ========

---------------
(1) Includes $155,259,000 of goodwill arising prior to November 1, 1970 that is not being amortized.

NOTE I.  OTHER CURRENT LIABILITIES

     Other current liabilities consisted of the following:

                                                       JANUARY 3,    DECEMBER 28,
                                                          1998           1996
                                                       ----------    ------------
                                                             (000 OMITTED)
Accrued compensation.................................   $ 30,238       $ 12,829
Accrued trade promotions.............................     21,256         22,835
Restructure liabilities..............................     14,631         34,114
Other................................................     47,310         38,367
                                                        --------       --------
                                                        $113,435       $108,145
                                                        ========       ========

NOTE J.  DEBT

     Short-term debt at January 3, 1998 consisted of a $8,500,000 bank loan to the Company's Argentinean subsidiary, Nuevo Federal. The loan is denominated in Argentinean pesos, bears interest at the bank's short-term rate (7.3% at January 3, 1998) and reprices monthly. The loan is subject to call by the bank at the end of each month.

     Long-term debt at January 3, 1998 and December 28, 1996, amounted to $84,399,400 and $269,515,250, respectively, in the form of bank borrowings supported by a $350,000,000 long-term, revolving credit agreement. The interest-rate applicable to the bank borrowings is, at the Company's option, indexed to the bank prime rate or the London Interbank Offering Rate ("LIBOR") (5.6875% at January 3, 1998), plus appropriate spreads over such indices during the period of the borrowings.

     Any borrowings made under the credit agreement are on a revolving basis under commitments available until August 15, 2002. The agreement also provides for commitment fees. Such spreads and fees will change moderately should the Company's debt ratings change.

     The financial covenants of the revolving credit agreement require the Company to maintain stockholders' equity equal to 80% of such equity as of the Spin-off date plus 25% of net income subsequent thereto plus certain other additions to stockholders' equity. The Company is also required to maintain a three-to-one ratio of long-term debt to income before interest, taxes, depreciation and amortization. Under the most restrictive of these covenants, approximately $64,000,000 of stockholders' equity was available for dividends as of January 3, 1998.

     Interest expense incurred on long-term debt in 1997, 1996 and 1995 was $13,152,000, $6,500,000 and $333,000, respectively.

     Interest paid to lenders other than Former Parent in 1997, 1996 and 1995 was approximately $13,567,500, $5,329,800 and $133,300, respectively.

NOTE K.  INCOME TAXES

     The deferred income tax assets (liabilities) included in the Consolidated Balance Sheet at January 3, 1988 and December 28, 1996, are related to the following:

                                                       JANUARY 3,    DECEMBER 28,
                                                          1998           1996
                                                       ----------    ------------
                                                             (000 OMITTED)
Property, plant and equipment........................   $(34,837)      $(42,159)
Pension and other employee benefits..................     83,599         89,098
1995 restructure costs...............................      4,563         28,170
1996 restructure costs...............................      1,662         12,299
Other................................................     19,237         16,949
Deferred state income taxes..........................     14,528         20,940
                                                        --------       --------
                                                        $ 88,752       $125,297
                                                        ========       ========

     The combined provision (benefit) for income taxes consisted of the following:

                                                1997       1996        1995
                                               -------    -------    --------
                                                       (000 OMITTED)
Current:
  United States:
     Federal.................................  $10,744    $10,262    $ 14,576
     State...................................    2,024      3,081         549
  Foreign....................................      912        133          81
                                               -------    -------    --------
                                                13,680     13,476      15,206
                                               -------    -------    --------
Deferred:
  United States:
     Federal.................................   30,133      5,977     (30,955)
     State...................................    6,412     (6,942)     (3,778)
                                               -------    -------    --------
                                                36,545       (965)    (34,733)
                                               -------    -------    --------
Provision (benefit) for income taxes.........  $50,225    $12,511    $(19,527)
                                               =======    =======    ========

     Income taxes paid in 1997, 1996 and 1995 amounted to $4,577,000, $3,789,000 and $32,237,000, respectively.

     Reconciliations between the statutory federal income tax rate and the Company's consolidated effective income tax rate for the years ended January 3, 1998; December 28, 1996; and December 30, 1995, are as follows:

                                                         1997    1996    1995
                                                         ----    ----    ----
Federal statutory rate.................................  35.0    35.0%   35.0%
Goodwill amortization..................................    .4     1.1    (2.1)
Spin-off transaction costs.............................            .5
Foreign Sales Corp. exclusion (benefit)................   (.7)   (1.0)     .8
State income taxes.....................................   3.7     3.6     2.9
State deferred tax asset adjustment....................          (9.5)
Impact of lower foreign tax rate (benefit).............  (1.1)   (1.4)
Other, net.............................................    .2     1.2     4.9
                                                         ----    ----    ----
Effective income tax rate..............................  37.5%   29.5%   41.5%
                                                         ====    ====    ====

NOTE L.  PENSION AND OTHER BENEFITS

     Net periodic pension cost included the following components:

                                               1997        1996        1995
                                             --------    --------    --------
                                                      (000 OMITTED)
Service cost benefits earned during the
  period.................................    $  4,365    $  4,516    $  4,483
Interest cost on projected benefit
  obligation.............................      11,923      11,419       6,951
Actual return on plan assets (gain)......     (28,421)    (13,767)    (14,841)
Net amortization and deferral............      17,406       3,573       8,973
Other items, primarily defined
  contribution and multi-employer
  plans..................................       3,137       3,360       3,154
                                             --------    --------    --------
Net pension cost.........................    $  8,410    $  9,101    $  8,720
                                             ========    ========    ========

     Weighted average assumptions used were:

                                                         1997    1996    1995
                                                         ----    ----    ----
Discount rate for obligation.........................    7.75%    8.0%    8.0%
Rate of increase in compensation Levels..............     4.0%    5.0%    5.0%
Long-term rate of return on assets...................    10.0%    9.5%    9.5%

     The following table indicates the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet:

                                                    ASSETS EXCEED              ACCUMULATED BENEFITS
                                                 ACCUMULATED BENEFITS             EXCEED ASSETS
                                              --------------------------    --------------------------
                                              JANUARY 3,    DECEMBER 28,    JANUARY 3,    DECEMBER 28,
                                                 1998           1996           1998           1996
                                              ----------    ------------    ----------    ------------
                                                                   (000 OMITTED)
  Actuarial present value of benefit
    obligations:
  Vested benefit obligation.................   $126,682       $47,300        $ 5,455        $ 77,506
                                               ========       =======        =======        ========
  Accumulated benefit obligation............   $136,098       $52,298        $ 5,866        $ 82,562
                                               ========       =======        =======        ========
  Projected benefit obligation..............   $153,877       $68,802        $ 7,522        $ 85,870
  Market value of plan assets, primarily
    equity and fixed income securities(1)...    156,754        64,496            862          72,829
                                               --------       -------        -------        --------
  Plan assets under projected benefit
    obligation..............................      2,877        (4,306)        (6,660)        (13,041)
  Unrecognized transition (asset)
    obligation..............................        821          (126)           107           1,381
  Unrecognized prior service cost
    (reduction).............................      4,090          (579)         1,052           6,168
  Unrecognized net (gain)...................    (18,500)         (829)           (94)           (195)
  Additional minimum liability(2)...........                                    (185)         (6,252)
                                               --------       -------        -------        --------
  Accrued pension cost......................   $(10,712)      $(5,840)       $(5,780)       $(11,939)
                                               ========       =======        =======        ========

---------------
(1) The assets reported at December 28, 1996, represent primarily the portion of the trust assets funding Former Parent's joint benefit plan allocated to the Company under separate SFAS No. 87 calculations. In conjunction with the Spin-off, assets were transferred from the trust funding the joint, defined benefit plan based upon actuarial determinations made in conformity with regulatory requirements. There was provision for payment by Former Parent (from a source other than the trust) to the Company of an amount in cash equal to the excess of the amount allocated to the Company under separate SFAS No. 87 calculations over the amount allocated from the trust in accordance with regulatory requirements. For all free-standing qualified plans attributable directly to the Company, the related trust assets were transferred based upon the amounts in the respective plans' trusts.

(2) At January 3, 1998, the Company recorded an additional minimum liability for pensions of $185,000 and a deferred tax asset of $73,000. At December 28, 1996, the Company recorded an additional minimum liability for pensions of $6,252,000, an intangible asset of $143,000, a deferred tax asset of $2,397,000 and a reduction of equity of $3,712,000. There are restrictions on the use of certain excess pension plan assets in the event of a defined change in control of the Company.

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company and its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for eligible employees, retirees and dependents. In addition, the Company retained the obligations for such benefits for eligible retirees of Armour and Company (sold in 1983).

     Effective January 1, 1992, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("OPEB"), which requires that estimated OPEB benefits be accrued during the years the employees provide services.

     The status of the plans was as follows:

                                                       JANUARY 3,    DECEMBER 28,
                                                          1998           1996
                                                       ----------    ------------
                                                             (000 OMITTED)
Accumulated postretirement benefit obligation:
  Retirees...........................................   $144,784       $157,224
  Fully eligible active plan participants............     15,660         13,264
  Other active plan participants.....................     29,673         25,748
                                                        --------       --------
Accumulated postretirement benefit obligation........    190,117        196,236
Unrecognized prior service cost......................     12,212         14,045
Unrecognized net gain................................     24,373         21,080
                                                        --------       --------
Accrued postretirement benefit cost..................   $226,702       $231,361
                                                        ========       ========
Discount rate for obligation.........................       7.75%           8.0%

     The assumed health-care rate cost trend used in measuring the 1997 accumulated postretirement benefit obligation was 10% for retirees below age 65, gradually declining to 5% by the year 2002 and remaining at that level thereafter, and 7.5% for retirees above age 65, gradually declining to 5% by the year 2002 and remaining at that level thereafter.

     A 1.0% increase in the assumed health-care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 3, 1998, by approximately 8% and the ongoing expense by approximately 10%.

     The net periodic postretirement benefit cost includes the following components for the corresponding fiscal years ending:

                                                  1997       1996       1995
                                                 -------    -------    ------
                                                        (000 OMITTED)
Service cost-benefits attributed to service
  during the period............................  $ 2,276    $ 2,589    $2,979
Interest cost on the accumulated postretirement
  benefit obligation...........................   14,453     15,641     6,695
Net amortization and deferral..................   (3,448)    (3,087)     (233)
                                                 -------    -------    ------
Net periodic postretirement benefit cost.......  $13,281    $15,143    $9,441
                                                 =======    =======    ======
Curtailment gains due to termination of certain
  benefits.....................................             $ 4,611
                                                 =======    =======    ======

     The 1997 and 1996 components of net periodic postretirement benefit cost reflect a full year's expense of approximately $5.8 million and $6.9 million, respectively, incurred on the Armour employee benefit liabilities assumed in the Spin-off. Expenses of approximately $5.8 million for the year ended January 3, 1998, and $2.2 million for the year ended December 28, 1996, which were incurred after the Spin-off, are included in "Interest and other expenses" in the Statement of Consolidated Operations. For the year ended December 28, 1996, expenses of $4.7 million incurred prior to the Spin-off were recorded in the financial statements of Former Parent.

NOTE M.  LEASES

     Certain sales and administration offices and equipment are leased. The leases expire in periods ranging generally from one to five years, and some provide for renewal options ranging from one to eight years. Leases that expire are generally renewed or replaced by similar leases depending on business needs at that time. Net rent expense paid in 1997, 1996 and 1995 totaled $6,533,229, $3,797,000 and $3,234,000, respectively.

     At January 3, 1998, the Company's future minimum rental payments with respect to noncancelable operating leases with terms in excess of one year were as follows: $7,033,208 (1998), $5,902,048 (1999), $5,577,581 (2000), $5,293,061
(2001) and $4,269,602 (2002), and $7,863,000 thereafter.

     Included in the above future minimum rental payments are payments of $2,676,000 per year through 2006 for office space in the Viad Tower, which the Company vacated in mid-year 1997 to move its corporate headquarters to office space in Scottsdale, Arizona. The Company is actively marketing the space for sublease.

NOTE N. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK. At January 3, 1998, the Company had an agreement to sell undivided participating interests in a defined pool of trade accounts receivable in an amount not to exceed $90,000,000 as a means of accelerating cash flow. From time to time, as collections reduce accounts receivable in the pool, the Company sells participating interests in new receivables. The Company's expenses of selling receivables amounted to approximately $4,752,000, $2,059,000 and $2,323,000 in 1997, 1996 and 1995,
respectively, and are included in the Statement of Consolidated Operations under the caption "Interest and other expenses." Under the terms of the agreement, the Company has retained substantially the same risk of credit loss as if the receivables had not been sold, as the Company is obligated to replace uncollectible receivables with new accounts receivable. The Company's accounts receivable sold totaled $58,902,000 and $74,900,000 at January 3, 1998 and December 28, 1996, respectively. The Company's average accounts receivable sold approximated $70,727,000, $42,637,000 and $33,500,000 during 1997, 1996 and
1995, respectively.

     In connection with the Spin-off, the Company assumed an interest rate swap agreement in the notional amount of $65,000,000. The agreement, which matured in December 1997, required the Company to pay a fixed rate of 8.87% and receive a six-month LIBOR rate (currently 5.63%).

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying values of cash and cash equivalents, receivables, accounts payable and bank borrowings approximate fair values due to the short-term maturities of these instruments. The fair value of the above-described interest rate swap agreement was $1,900,070 at December 28, 1996, representing the estimated amount the Company would pay to the swap counter-party to terminate the agreement.

NOTE O.  STOCK OPTIONS

     Certain officers and employees hold options to acquire the Company's common stock, which were granted under the Former Parent company's stock option plans. These options were granted over a period of nine years and have been adjusted for stock splits and the spin-off of a major subsidiary occurring during that period. Such options were transferred to the Company as part of the spin-off, with the number of shares and option prices adjusted so as to preserve the economic value of the options to the optionees. Such options were granted at the market prices on the dates of grant, became exercisable 50% after one year and 100% after two years and expire after 10 years. No additional options are to be granted under these plans.

     In connection with the Spin-off, the Company adopted The Dial Corporation 1996 Stock Incentive Plan ("1996 Plan") which is administered by the Executive Compensation Committee of the Board of Directors. Under the 1996 Plan, the aggregate number of shares of common and preferred stock covered by awards to any one individual cannot exceed 1,000,000 shares for any three-year period (plus shares necessary to replace options granted by Former Parent and transferred to the Company in connection with the Spin-off), and no more than 9,600,000 shares are cumulatively available for options intended to qualify as "incentive stock options" under the Internal Revenue Code. The term of the options is 10 years. The 1996 Plan provides that options are generally to be granted at the market price on the date of grant; however, the Executive Compensation Committee may grant options at less than such market price. The 1996 Plan also authorizes the issuance of stock appreciation rights and restricted stock.

     During 1997, under the 1996 Plan, incentive stock options to 1,019,802 shares and non-qualified options to 128,800 shares were granted at the market price on the dates of grant. After one year, one-third of the options become exercisable when the average closing market price over 20 consecutive days equals or exceeds 133% of the option price, two-thirds when such price equals or exceeds 167% of the option price and 100% when such price equals or exceeds 200% of the option price. All such options become exercisable, in any event, after five years from the date of grant. It is expected that additional options granted will generally be limited to new employees.

     Options to 87,100 shares were also granted to non-employee members of the Board of Directors and options to 47,650 were granted to certain non-union employees at the market prices on the dates of grant. Such options are exercisable 50% after one year and 100% after two years. The options expire after 10 years.

     A summary of the status of the Company's stock option plans as of January 3, 1998, and changes during the year is presented below:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                                      EXERCISE
                                                          SHARES       PRICE
                                                        ----------    --------
Outstanding at Spin-off...............................   4,298,041     $ 9.63
Granted...............................................   6,226,324     $13.11
Exercised.............................................    (293,015)    $ 9.25
Cancelled.............................................     (61,776)    $11.84
Outstanding at December 28, 1996......................  10,169,574     $11.76
Granted...............................................   1,283,352     $16.23
Exercised.............................................  (1,415,570)    $ 9.57
Canceled..............................................  (1,056,435)    $13.23
                                                        ----------     ------
Outstanding at end of year............................   8,980,921     $12.60
                                                        ==========     ======
Options exercisable at end of year....................   4,380,917     $11.14
                                                        ==========     ======

     The following table summarizes information about stock options outstanding and exercisable at January 3, 1998:

                                   WEIGHTED
                                    AVERAGE
                                   REMAINING    WEIGHTED                 WEIGHTED
                                  CONTRACTUAL   AVERAGE                  AVERAGE
     RANGE OF         OPTIONS        LIFE       EXERCISE     OPTIONS     EXERCISE
  EXERCISE PRICES   OUTSTANDING   (IN YEARS)     PRICE     EXERCISABLE    PRICE
  ---------------   -----------   -----------   --------   -----------   --------
   $ 5.62-$ 6.88       614,868        2.4        $ 6.47       614,868     $ 6.47
   $ 8.38-$ 9.23       402,151        4.8        $ 8.95       402,151     $ 8.95
   $ 9.64-$11.15       800,759        5.9        $10.37       800,759     $10.37
   $11.91-$12.88     4,892,271        8.6        $12.75     2,138,810     $12.58
   $13.38-$14.50     1,088,128        8.9        $14.30       424,329     $14.21
   $15.38-$16.25       686,658        9.4        $15.82
   $16.53-$17.78       455,803        9.8        $16.84
   $18.31-$20.91        40,283       10.0        $20.03            --         --
                     ---------       ----        ------     ---------     ------
                     8,980,921        6.7        $12.60     4,380,917     $11.14
                     =========       ====        ======     =========     ======

     The estimated fair value of options granted during 1997 was $4.18 per share, as determined using the Black-Scholes valuation model assuming an expected average risk-free interest rate of 6.3%, an expected life of 4.4 years, an expected volatility of 25% and expected dividend rate of 2.0%. The estimated fair value of options granted during 1996 was $2.27 as determined using the Black-Scholes valuation model assuming an expected average risk-free interest rate of 6.3%, an expected life of 4.2 years, an expected volatility of 20.4% and an expected dividend rate of 2.4%. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plans. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. Compensation cost computed under SFAS No. 123 for 1995 is immaterial.

                                                            1997       1996
                                                           -------    -------
                                                             (000 OMITTED)
Net income as reported...................................  $83,710    $29,912
                                                           =======    =======
Pro forma net income.....................................  $78,224    $27,298
                                                           =======    =======
Net income per share-basic-as reported...................  $  0.91    $  0.33
                                                           =======    =======
Pro forma net income per share-basic.....................  $  0.85    $  0.30
                                                           =======    =======
Net income per share-diluted-as reported.................  $  0.89    $  0.33
                                                           =======    =======
Pro forma net income per share-diluted...................  $  0.83    $  0.30
                                                           =======    =======

NOTE P.  LITIGATION AND CLAIMS

     The Company is party to various legal actions, proceedings and pending claims. Some of the foregoing involve, or may involve, compensatory, punitive or other damages in material amounts. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings and claims referred to above could be decided against the Company. Although the amount of liability at January 3, 1998, with respect to these matters is not ascertainable, the Company believes that any resulting liability will not materially affect the Company's financial position, liquidity or results of operations.

     The Company is subject to various environmental laws and regulations of the United States, as well as of the states and other countries in whose jurisdictions the Company has or had operations and is subject to certain international agreements. As is the case with many companies, the Company faces exposure to actual or potential claims and lawsuits involving environmental matters. Although the Company is party to certain environmental disputes, the Company believes that any liabilities resulting therefrom, after taking into consideration amounts already provided for, but exclusive of any potential insurance recoveries, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE Q.  CONDENSED CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)

                          FIRST QUARTER        SECOND QUARTER         THIRD QUARTER        FOURTH QUARTER
                       -------------------   -------------------   -------------------   -------------------
                         1997       1996       1997       1996       1997       1996       1997       1996
                       --------   --------   --------   --------   --------   --------   --------   --------
                                             (000 OMITTED, EXCEPT FOR PER SHARE DATA)
Net sales............  $316,242   $352,392   $349,268   $353,758   $334,290   $350,508   $362,806   $349,742
Gross profit.........  $146,952   $176,947   $166,231   $163,910   $160,567   $134,357   $170,742   $163,669
Operating income
  (loss)(1)(2).......  $ 36,657   $ 36,342   $ 40,057   $ 42,997   $ 40,985   $(31,393)  $ 44,471   $ 22,451
Net income
  (loss)(1)(2).......  $ 18,323   $ 19,608   $ 20,382   $ 19,289   $ 22,352   $(25,486)  $ 22,653   $ 16,501
Net income (loss) per
  share(1)(2)
  -- Basic...........     $0.20      $0.22      $0.22      $0.22      $0.25     $(0.28)     $0.24      $0.18
  -- Diluted.........     $0.20      $0.22      $0.22      $0.22      $0.24     $(0.28)     $0.23      $0.18

---------------
(1) After deducting Spin-off transaction costs of $4,000,000 ($2,400,000 after tax) or $0.03 per share in the second quarter of 1996 and restructuring charges and asset write-downs and Spin-off transaction costs of $56,000,000 ($32,900,000 after tax) or $0.36 per share in the third quarter of 1996.

(2) Included in the fourth quarter of 1996 were credits of approximately $4.6 million ($2.8 million after tax) for pension expense and other postretirement benefits resulting from favorable variances between budgeted and actual expense.

    In addition, the Company recorded a $4 million increase in deferred state income tax assets in the fourth quarter of 1996. The Company's future state income tax rate is approximately 1% higher than that which the Company was subject to as a subsidiary of Former Parent.

                              THE DIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                 (000 OMITTED)

                                                                JULY 4,      JANUARY 3,
                                                                 1998           1998
                                                              -----------    ----------
                                                              (UNAUDITED)
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   6,471     $  10,089
  Receivables, less allowance of $7,719 and $6,841..........      40,894        60,448
  Inventories...............................................     128,696       124,058
  Deferred income taxes.....................................      25,015        25,185
  Other current assets......................................       3,179         7,174
                                                               ---------     ---------
          Total current assets..............................     204,255       226,954
Property and equipment, net.................................     259,165       260,928
Deferred income taxes.......................................      62,118        63,567
Intangibles, net............................................     403,485       331,482
Other assets................................................      21,009           921
                                                               ---------     ---------
                                                               $ 950,032     $ 883,852
                                                               =========     =========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable....................................   $ 101,052     $ 102,235
  Short-term borrowings.....................................       8,616         8,500
  Income taxes payable......................................      28,132        14,581
  Other current liabilities.................................      88,619       113,435
                                                               ---------     ---------
          Total current liabilities.........................     226,419       238,751
Long-term debt..............................................     115,464        84,399
Pension and other benefits..................................     236,471       231,634
Other liabilities...........................................       8,633         9,022
                                                               ---------     ---------
          Total liabilities.................................     586,987       563,806
                                                               ---------     ---------
Stockholders' Equity
  Preferred Stock, $.01 par value, 10,000,000 shares
     authorized; no shares issued and outstanding...........          --            --
  Common stock, $.01 par value, 300,000,000 shares
     authorized, 103,287,013 and 102,725,481 shares
     issued.................................................       1,033         1,027
  Additional capital........................................     421,670       393,947
  Retained income...........................................      66,698        33,892
  Unearned employee benefits................................    (119,234)     (107,372)
  Treasury stock, 329,071 and 101,040 shares held...........      (7,122)       (1,448)
                                                               ---------     ---------
          Total stockholders' equity........................     363,045       320,046
                                                               ---------     ---------
                                                               $ 950,032     $ 883,852
                                                               =========     =========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED OPERATIONS
                                  (UNAUDITED)
                      (000 OMITTED, EXCEPT PER SHARE DATA)

                                                           QUARTER ENDED       SIX MONTHS ENDED
                                                        -------------------   -------------------
                                                        JULY 4,    JUNE 28,   JULY 4,    JUNE 28,
                                                          1998       1997       1998       1997
                                                        --------   --------   --------   --------
Net sales.............................................  $366,798   $349,268   $701,820   $665,510
                                                        --------   --------   --------   --------
Costs and expenses:
  Cost of products sold...............................   185,861    183,037    362,367    352,327
  Selling, general and administrative expenses........   136,185    126,174    254,147    236,469
                                                        --------   --------   --------   --------
                                                         322,046    309,211    616,514    588,796
                                                        --------   --------   --------   --------
Operating income......................................    44,752     40,057     85,306     76,714
Interest and other expenses...........................     4,632      7,133      9,386     14,799
                                                        --------   --------   --------   --------
Income before income taxes............................    40,120     32,924     75,920     61,915
Income taxes..........................................    14,513     12,542     27,402     23,210
                                                        --------   --------   --------   --------
NET INCOME............................................  $ 25,607   $ 20,382   $ 48,518   $ 38,705
                                                        ========   ========   ========   ========
NET INCOME PER SHARE -- BASIC.........................  $   0.26   $   0.23   $   0.50   $   0.43
                                                        ========   ========   ========   ========
NET INCOME PER SHARE -- DILUTED.......................  $   0.25   $   0.22   $   0.48   $   0.42
                                                        ========   ========   ========   ========
Weighted average basic shares outstanding.............    98,158     90,381     97,908     90,277
  Weighted average equivalent shares..................     2,458      2,244      2,384      1,984
                                                        --------   --------   --------   --------
Weighted average diluted shares outstanding...........   100,616     92,625    100,292     92,261
                                                        ========   ========   ========   ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)
                                 (000 OMITTED)

                                                                SIX MONTHS ENDED
                                                              --------------------
                                                              JULY 4,     JUNE 28,
                                                                1998        1997
                                                              --------    --------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income..................................................  $ 48,518    $ 38,705
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    16,668      15,464
  Deferred income taxes.....................................     1,619       9,003
  Change in operating assets and liabilities:
     Receivables............................................    (9,601)      2,482
     Inventories............................................     1,007      26,542
     Trade accounts payable.................................   (11,430)    (21,825)
     Other assets and liabilities, net......................   (15,538)     14,498
                                                              --------    --------
Net cash provided by operating activities...................    31,243      84,869
                                                              --------    --------
CASH FLOWS USED BY INVESTING ACTIVITIES:
Capital expenditures........................................   (15,082)    (17,484)
Acquisition of business, net of cash acquired...............   (83,763)
Proceeds from sale of assets................................    10,053
                                                              --------    --------
Net cash used by investing activities.......................   (88,792)    (17,484)
                                                              --------    --------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
Net change in long-term borrowings..........................    31,065     (48,820)
Common stock purchased for treasury.........................    (5,232)
Net change in short-term bank loans.........................       116
Dividends paid on common stock..............................   (15,712)    (14,457)
Cash proceeds from stock options............................    12,594       5,170
Net change in receivables sold..............................    31,100     (11,200)
                                                              --------    --------
Net cash provided (used) by financing activities............    53,931     (69,307)
                                                              --------    --------
Net decrease in cash and cash equivalents...................    (3,618)     (1,922)
Cash and cash equivalents, beginning of year................    10,089      14,102
                                                              --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  6,471    $ 12,180
                                                              ========    ========

                See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A.  BASIS OF PREPARATION

     The Consolidated Financial Statements of The Dial Corporation ("the Company") include the accounts for the Company and all of its subsidiaries. This information should be read in conjunction with the financial statements set forth in this Prospectus Supplement and in The Dial Corporation Annual Report to Stockholders for the year ended January 3, 1998.

     Accounting policies utilized in the preparation of the financial information herein presented are the same as set forth in the Company's annual financial statements except as modified for interim accounting policies which are within the guidelines set forth in Accounting Principles Board Opinion No. 28, "Interim Financial Reporting." The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position as of July 4, 1998, the results of operations for the quarters and six months ended July 4, 1998 and June 28, 1997, and the cash flows for the six months ended July 4, 1998 and June 28, 1997 have been included. Interim results of operations are not necessarily indicative of the results of operations for the full year.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which is effective for financial statements for both interim and annual periods ending after December 15, 1997. This new standard requires dual presentation of "basic" and "diluted" earnings per share ("EPS") on the face of the statement of operations and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period after giving effect to stock options considered to be dilutive common stock equivalents. Shares held by the Employee Equity Trust (the "Trust") are not considered outstanding for net income per share calculations until the shares are released from the Trust.

     At July 4, 1998, there were 103,287,013 shares of common stock issued and 98,462,157 shares outstanding. At July 4, 1998 and June 28, 1997, a total of 4,495,785 and 5,574,321, respectively, of the issued shares were held by the Trust.

     At July 4, 1998 and June 28, 1997, a total of 329,071 and 65,879, respectively, shares were held in treasury by the Company. The shares held in treasury at July 4, 1998 include 218,687 shares purchased by the Company as part of a small shareholder selling/repurchasing program executed during the first and second quarters of 1998.

NOTE B.  ACQUISITION OF BUSINESS

     On July 1, 1998, the Company acquired The Freeman Cosmetic Corporation ("Freeman"), a California corporation and a leading manufacturer and marketer of natural skin care, hair care, bath and body, and foot care products. The Statement of Consolidated Operations presented for the quarter and six months ended July 4, 1998 does not include the operations of Freeman.

     The acquisition was accounted for as a purchase. The purchase price, including acquisition costs, was allocated to the net tangible and intangible assets acquired based on estimated fair values at the date of acquisition. The difference between the purchase price and the related fair value of net assets acquired represents goodwill, which is being amortized on a straight-line basis over 40 years. The fair value of trademarks and other intangible assets acquired is amortized over their estimated useful lives.

     Assets acquired, liabilities assumed and net cash paid are show in the table below.

                                                                   JULY 4,
                                                                    1998
                                                                -------------
                                                                (000 OMITTED)
Accounts receivable, net....................................      $ 11,567
Inventories.................................................         7,074
Property and equipment, net.................................         2,063
Intangibles.................................................        76,841
Other assets................................................           612
Liabilities assumed.........................................       (14,394)
                                                                  --------
Net cash paid...............................................      $ 83,763
                                                                  ========

     The Company is still gathering certain information required to complete the allocation of the purchase price of the acquisition of Freeman. Further adjustments may arise as a result of the finalization of the ongoing study.

     The following unaudited pro forma combined condensed financial information for the first six months of 1998 and 1997 include the results of operations for the Company and assumes the Freeman acquisition was consummated at the beginning of each period presented, along with adjustments which give effect to events that are directly attributable to the transaction and are expected to have a continuing impact.

     The unaudited pro forma combined condensed financial information does not purport to represent the results of operations that would have actually resulted had the purchases occurred on the indicated dates, nor should it be taken as indicative of future results of operations.

                                                          JULY 4,       JUNE 28,
                                                            1998          1997
                                                         ----------    ----------
                                                         (000 OMITTED, EXCEPT FOR
                                                             PER SHARE DATA)
Net sales..............................................   $730,948      $694,862
Operating income.......................................     85,888        75,726
Net income.............................................     48,518        37,735
Earnings per share -- diluted..........................   $   0.48      $   0.41

NOTE C.  INVENTORIES

     Inventories consisted of the following:

                                                         JULY 4,     JANUARY 3,
                                                           1998         1998
                                                         --------    ----------
                                                             (000 OMITTED)
Raw materials and supplies.............................  $ 40,731     $ 36,938
Work in process........................................     8,744        9,373
Finished goods.........................................    79,221       77,747
                                                         --------     --------
                                                         $128,696     $124,058
                                                         ========     ========

NOTE D.  INCOME TAXES

     Reconciliation between the statutory federal income tax rate of 35% and the Company's consolidated effective income tax rate for the six months ended July 4, 1998 and June 28, 1997 is as follows:

                                                             JULY 4,    JUNE 28,
                                                              1998        1997
                                                             -------    --------
Federal statutory rate.....................................   35.0%       35.0%
Nondeductible goodwill amortization........................    0.3         0.5
Foreign Sales Corporation exclusion........................   (0.5)       (0.6)
State income taxes.........................................    4.0         4.0
Other, net (benefit).......................................   (2.7)       (1.4)
                                                              ----        ----
Effective income tax rate..................................   36.1%       37.5%
                                                              ====        ====

NOTE E.  NEW ACCOUNTING PRONOUNCEMENT

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that enterprises classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained income and additional capital in the shareholders' equity section of the balance sheet. The Company's annual comprehensive income is not expected to be materially different from its net income. Comprehensive income for the quarters and six months ended July 4, 1998 and June 28, 1997 was $25,497,000 and $20,377,000 and $48,422,000 and $38,675,000, respectively. The difference between net income and comprehensive income consists primarily of increases in the Company's additional minimum pension liability.

PROSPECTUS

                                 $300,000,000

                         [THE DIAL CORPORATION LOGO]
                               DEBT SECURITIES
                           ------------------------

     The Dial Corporation (the "Company" or "Dial") may offer, issue and sell from time to time senior or subordinated debt securities (the "Debt Securities"), in each case, in amounts, at prices and on such terms to be determined at the time of the offering.

     The Debt Securities offered pursuant to this Prospectus may be issued in one or more series and/or issuances and will have an aggregate initial public offering price of up to $300,000,000 (or the equivalent thereof, based on the applicable exchange rate at the time of offering, in one or more foreign currencies, currency units, or composite currencies as shall be designated by the Company). Certain specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, the specific title, the aggregate principal amount, the aggregate offering price, the ranking as senior debt or subordinated debt, the denomination, the maturity, any premium, any interest rate (which may be fixed, floating or adjustable), the time and method of calculating any payment of interest, the place or places where principal of, any premium, and any interest, on such Debt Securities will be payable, the currency in which principal of, any premium, and any interest, on such Debt Securities will be payable, any terms of redemption at the option of the Company or repayment at the option of the holder thereof, any sinking fund provisions, any terms for conversion or exchange into other securities, any listing on a securities exchange, the public offering price and any other terms of the offering and sale thereof. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     Unless otherwise specified in a Prospectus Supplement, the Debt Securities, when issued, will be unsecured and unsubordinated obligations of the Company and will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the Company. This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBT SECURITIES.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Debt Securities may be sold to or through underwriters or dealers as designated from time to time, to other purchasers directly or through agents designated from time to time or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Debt Securities. See "Plan of Distribution."

                 The date of this Prospectus is March 10, 1998.

     Certain persons, including any underwriters, participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Such transactions may include stabilizing and the purchase of Debt Securities to cover syndicate short positions. For a description of these activities, see "Plan of Distribution."
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a website (http://www.sec.gov) from which such reports, proxy statements and other information may be obtained. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the schedules and exhibits filed therewith. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document filed with the Commission by the Company pursuant to the Exchange Act is incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998.

     All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the initial filing of the Registration Statement and prior to the closing of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of the filing of such documents.

     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein (with respect to any statement in such documents which are so incorporated or deemed to be incorporated), in the accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     Upon the request of any person to whom a copy of this Prospectus and any Prospectus Supplement has been delivered, the Company will provide without charge to such person (including a beneficial owner) a copy of any documents incorporated by reference therein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this Prospectus or any Prospectus Supplement incorporates by reference). Requests for such copies should be directed to: The Dial Corporation, Attention:
Walter Rogers, Vice President-Investor Relations, 15501 North Dial Boulevard, Scottsdale, Arizona 85260-1619; telephone number: (602) 754-3425.

     The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference into this Prospectus. Prior to August 15, 1996, the business of the Company was operated as the consumer products business (the "Consumer Products Business") of Viad Corp (then known as The Dial Corp) ("Former Parent"). On August 15, 1996, Former Parent distributed to its stockholders all of the Company's then outstanding common stock (the "Spin-off") causing the Company to become a separate publicly-traded company. Unless otherwise indicated, (i) all references in this Prospectus to the "Company" or "Dial" for periods prior to the Spin-off refer to the Consumer Products Business of Former Parent and for periods following the Spin-off refer to the Company and its consolidated subsidiaries, (ii) all financial information included or incorporated by reference in this Prospectus has been prepared as if the Company had always been a separate operating company, (iii) the industry data included or incorporated by reference in this Prospectus are derived from publicly available industry trade journals and reports, including, with respect to market rank and market share, reports published by Information Resources, Inc., and other publicly available sources which the Company has not independently verified but which the Company believes to be reliable and (iv) references to years and periods are to fiscal years and periods and, with respect to comparative industry data, years are to calendar years. Unless otherwise noted, all market share data as of any particular date are as of the 52 weeks then ended and are based on sales in the U.S. market, which with respect to soap products is measured by ounces sold, with respect to detergent products is measured by standard cases sold and with respect to air fresheners and canned meats is measured by units sold.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this Prospectus, the words "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements, including, but not limited to, the Company's statements regarding potential international expansion, the estimated benefits of the Company's cost-cutting program and potential product introductions, are based on management's beliefs, as well as on assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are described under "Risk Factors" in this Prospectus and certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. In light of these risks and uncertainties, there can be no assurance that the forward-looking information included or incorporated by reference in this Prospectus will in fact transpire.

                                  THE COMPANY

     Dial is a consumer products company with net sales of $1.4 billion and operating income of $162 million in 1997. The Company markets its products primarily under such well-known household brand names as DIAL(R) soaps, PUREX(R) detergents, RENUZIT(R) air fresheners and ARMOUR(R) canned meats.

     The Company was incorporated in the State of Delaware on June 3, 1996. The Company's corporate headquarters and principal executive offices are located at 15501 North Dial Boulevard, Scottsdale, Arizona 85260-1619, telephone number
(602) 754-3425.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and any accompanying Prospectus Supplement, the following factors should be considered carefully before investing in the Debt Securities offered hereby.

INTENSE COMPETITION IN THE CONSUMER PRODUCTS INDUSTRY

     The consumer products industry, particularly its detergent, personal care and air freshener categories, is intensely competitive. Several of the Company's most significant competitors, including The Procter & Gamble Company, Lever Brothers Co. (a division of Unilever plc) and Colgate-Palmolive Company, have greater financial resources than the Company and may be willing to commit significant resources to protecting their own market shares or to capturing market share from the Company. As a result, the Company may need to incur greater costs than previously incurred for trade and consumer promotions and advertising to preserve or improve market share and to introduce and establish new products and line extensions. At the same time, the Company may need to undertake additional production-related cost-cutting measures to enable it to respond to competitors' price cuts and marketing efforts without reducing the Company's margins. There can be no assurance that the Company will be able to make such additional expenditures or implement such cost-cutting measures or that if made or implemented they will be effective.

CONSUMER PRICING PRESSURES

     Consumer products, particularly those that are value-priced, are subject to significant price competition. From time to time, the Company may need to engage in price-cutting initiatives for some of its products to respond to competitive and consumer pressures. The failure of the Company's sales volumes to grow sufficiently to improve overall revenues and income as a result of a competitive price reduction could have a material adverse effect on the financial performance of the Company.

TRADE CUSTOMER PRICING PRESSURES; COMPETITIVE RETAIL ENVIRONMENT

     The Company faces pricing pressure from its trade customers. Because of the competitive retail environment, retailers have increasingly sought to reduce inventory levels and obtain pricing concessions from vendors. In addition, because consumer products companies, including the Company, have historically offered end-of-quarter discounts to achieve quarterly sales goals, trade customers have been inclined to delay inventory restocking until quarter-end. Over the past 18 months, the Company has reduced end-of-quarter discounts to retailers and has changed its sales incentive structure to emphasize not only quarterly revenue targets but also trade spending management and other personal performance targets. The reduction in discounts has not had and the Company believes it will not have a material adverse effect on sales although there can be no assurance in that regard. The Company is also subject to the risk that high-volume customers could seek alternative pricing concessions or better trade terms. The Company's performance is also dependent upon the general health of the retail environment and could be materially adversely affected by changes therein and by the financial difficulties of retailers.

DEPENDENCE ON KEY CUSTOMERS

     The Company's top ten customers accounted for 35% of net sales for 1997. Wal-Mart Stores Inc. (and its affiliate, SAM's Club) ("Wal-Mart") was the Company's largest customer, accounting for 17% of the Company's net sales in 1997. The loss of, or a substantial decrease in the volume of purchases by, Wal-Mart or any of the Company's other top customers could have a material adverse effect on the Company's results of operations.

PRICE VOLATILITY OF RAW MATERIALS; SINGLE SOURCE SUPPLIER

     While the Company believes that it may, in certain circumstances, be able to respond to price increases for certain raw materials by increasing sales prices, rapid increases in the prices of such raw materials could have a material adverse impact on the Company's financial results. For example, tallow (a key ingredient in Dial bar soaps) has experienced price fluctuations within the range of $0.16 and $0.28 per pound from

January 1, 1995 to December 31, 1997. Recently, the price of tallow has been trading at the lower end of this historical range. Because the majority of the competitors' soap products use considerably less tallow in their bar soap products, the Company may not be able to increase the prices of its Dial bar soaps in response to increases in tallow prices. In addition, the antibacterial agent, Triclosan, which is the active ingredient used in Liquid Dial products, is sourced from a single supplier. Although the Company has an adequate supply of Triclosan for its current and foreseeable needs, a significant disruption in this supply could have a short-term material adverse impact on the Company's financial results. The Company seeks to mitigate this risk by entering into contracts to provide up to six-month supplies of tallow, Triclosan and packaging materials. Long-term hedging opportunities against price increases for these items are generally not available.

DEPENDENCE ON DOMESTIC MARKETS; RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     While a number of the Company's competitors have diversified their revenues to include a strong international component, the Company is currently dependent primarily on sales generated in the U.S. markets (92% of sales in 1997). With respect to a number of the Company's most significant product categories, including detergents and bar soaps, the U.S. markets are mature and characterized by high household penetration. The Company's unit sales growth in these domestic markets will depend on increasing usage by consumers, product innovation and in capturing market share from competitors. There can be no assurance that the Company will succeed in implementing its strategies to achieve such domestic growth.

     To reduce its dependence on domestic revenues, the Company has adopted a strategy to further penetrate international markets. In implementing this strategy, the Company faces barriers to entry and the risk of competition from local and other companies that already have established global businesses, risks generally associated with conducting business internationally, including exposure to currency fluctuations, limitations on foreign investment, import/export controls, nationalization, unstable governments and legal systems and the additional expense and risks inherent in operating in geographically and culturally diverse locations. Because the Company plans to develop its international business through acquisitions as well as joint ventures, co-packaging arrangements and/or other alliances, the Company may also be subject to risks associated with such acquisitions, ventures, arrangements and alliances, including those relating to the marriage of different corporate cultures and shared decision-making. In addition, since the Company's current international distribution capabilities are extremely limited, the Company will also need to acquire a distribution network or enter into alliances with existing distributors before it can effectively conduct operations in new markets. There can be no assurance that the Company will succeed in increasing its international business in a profitable manner, and a failure to expand this business may have a material adverse effect on the Company.

     The Company has a significant number of registered foreign trademarks as well as pending foreign trademark applications. There can be no assurance that the Company will successfully register any foreign trademarks for which applications are currently pending or that such trademarks, once registered, together with any existing registered foreign trademarks, will be protected in the foreign markets in which they are used.

ADVERSE PUBLICITY; PRODUCT RECALLS

     Certain news broadcasts by major U.S. television and radio networks have focused on the use of antibacterial agents to kill germs on various surfaces. Triclosan, the active ingredient in Liquid Dial, has also been a focus of these broadcasts. Although none of the broadcasts disputed that Triclosan kills germs on the skin, some third party experts did question whether it provides any additional protection beyond that provided by non-antibacterial soap products. Although the Company has test results that it believes prove that Triclosan provides consumers with additional protection in limiting exposure to bacteria-related diseases, there can be no assurance that the adverse publicity stemming from these broadcasts will not adversely affect the Company's sales of its antibacterial soap products and its results of operations.

     Because the Company shares the use of the Armour trademark for food products with ConAgra Inc., the manufacturer of Armour-branded non-canned meat products, the Company faces the risk that consumer preferences and perceptions with respect to any of the Company's Armour products may be influenced by adverse publicity affecting any of the Armour-branded products of ConAgra, Inc.

     From time to time, consumer product companies, including Dial, have had to recall certain products for various reasons, which costs of recall or other liabilities could be material to such companies. To date, the Company has not made any product recalls that have been material to the Company's financial condition. In addition, adverse publicity regarding any such product recalls could also be material to the Company.

ENVIRONMENTAL CONCERNS REGARDING DETERGENT COMPOUND

     Nonlyphenol ethoxylate ("NPE") is an ingredient used in the Company's liquid and powder detergent products. Certain environmental and regulatory groups have raised concerns regarding the toxicity of compounds produced from NPE as it decomposes and the adverse impact on the reproductive health of certain aquatic animals exposed to those compounds. Although to the best of the Company's knowledge none of the studies undertaken on NPE have demonstrated a link between the compound and such effect in the environment or in human beings, there can be no assurance that subsequent studies will not in fact demonstrate such a link or demonstrate other adverse environmental consequences. Current government regulations do not impose any restrictions on the use of NPE, or impose any liability on any of the businesses that utilize NPE in the products they manufacture. The Company believes, however, that a number of governmental agencies in North America and Europe are discussing formal regulation of NPE in the environment. The Company is in the process of reformulating its detergents to eliminate this compound as an ingredient. The additional expense the Company expects to incur as a result of this reformulation is not expected to have a material adverse impact on the Company's financial results. In addition, the Company believes that it will not incur any significant environmental liability as a result of the use of NPE in its products.

DEPENDENCE ON KEY PERSONNEL

     The operation of the Company requires managerial expertise. Of the Company's key personnel, only the Chief Executive Officer has an employment contract with the Company. There can be no assurance that any of the Company's key employees will remain in the Company's employ. The loss of such key personnel could have a material adverse effect on the Company's operations.

TURNOVER; EMPLOYEE RELATIONS

     Primarily as a result of the restructuring of its business, the Company discharged approximately 950 salaried and non-salaried employees during 1995 and 1996. In addition, the Company experienced greater aggregate voluntary turnover of salaried employees in 1996 and 1997 than the industry average. Although the Company believes that it presently has sufficient staffing, there can be no assurance that the Company would not be materially adversely affected by any future significant voluntary turnover of salaried or other employees.

     Five of the Company's seven plants are unionized. The Company's contracts with its various unions are scheduled for renegotiation as follows: (i) International Brotherhood of Teamsters (covering approximately 350 employees at the Company's St. Louis, Missouri plant) in July 1998; (ii) Oil, Chemical and Atomic Workers union (covering approximately 100 employees at the Company's Bristol, Pennsylvania plant) in May 1999; (iii) United Food and Commercial Workers union (covering approximately 475 employees at the Company's Aurora, Illinois plant) in August 1999; and (iv) the United Food and Commercial Workers union (covering approximately 500 employees at the Company's Fort Madison, Iowa plant) in September 1999. There can be no assurance that these contracts can be renegotiated on terms acceptable to the Company. In 1993, the Company's St. Louis, Missouri plant experienced a five-week stoppage. Although the Company believes that its relations with the employees at this plant and other plants are satisfactory, there can be no assurance that the Company will not face similar labor disputes in the future or that such disputes will not be material to the Company.

ENVIRONMENTAL MATTERS

     The Company is subject to a variety of environmental and health and safety laws in each jurisdiction in which it operates. These laws and regulations pertain to the Company's present and past operations.

     Since 1980, the Company has received notices or requests for information with respect to 27 sites that have been deemed "Superfund" sites under the federal Comprehensive Environmental Response, Compensation and Liability Act, five of which are currently active, 14 of which are inactive, and eight of which have been settled. The Company is also engaged in investigatory and remedial activities with respect to four closed plants previously operated by Former Parent. As of January 3, 1998, the Company had accrued in its financial statements approximately $10 million in reserves for expenses related to Superfund sites and the clean-up of closed plant sites, which reserves it believes are adequate.

     The Company does not anticipate that the costs to comply with environmental laws and regulations or the costs related to Superfund sites and the clean-up of closed plant sites will have a material adverse effect on the Company's capital expenditures, earnings or competitive position; however, there can be no assurance that other developments, such as the emergence of unforeseen claims or liabilities or the imposition of increasingly stringent laws, regulations and enforcement policies will not result in material costs in the future.

RISKS OF POTENTIAL ACQUISITIONS

     The Company may acquire or make substantial investments in complementary businesses or products in the future. Any such acquisition or investment would entail various risks, including the difficulty of assimilating the operations and personnel of the acquired businesses or products, the potential disruption of the Company's ongoing business and, generally, the potential inability of the Company to obtain the desired financial and strategic benefits from the acquisition or investment. These factors could have a material adverse effect on the Company's financial results. Future acquisitions and investments by the Company also could result in substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's financial results and condition. The Company engages from time to time in discussions with respect to potential acquisitions, some of which may be material.

YEAR 2000 COMPLIANCE

     Many existing computer systems and software products, including several used by the Company, are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, the Company's date critical functions related to the year 2000 and beyond, such as sales, distribution, manufacturing, purchasing, inventory control, trade promotion management, planning and replenishment, facilities and financial systems may be materially adversely affected unless these computer systems are or become year 2000 compliant.

     The Company has begun a comprehensive upgrade of its information systems to significantly improve operating efficiencies and to identify, correct or reprogram, and test its systems for year 2000 compliance. In 1997, the Company incurred costs of $12 million to upgrade its information technology and expects to spend an additional $40 million over the next two years for such upgrades. There can be no assurance, however, that the Company's computer systems will be year 2000 compliant in a timely manner or that the Company will not incur significant additional expenses pursuing year 2000 compliance. Furthermore, even if the Company's systems are year 2000 compliant, there can be no assurance that the Company will not be materially adversely affected by the failure of others to become year 2000 compliant. For example, the Company may be adversely affected by the disruption or inaccuracy of data provided to the Company by non-year 2000 compliant third parties and the failure of the Company's customers and service providers, such as independent shipping companies, to become year 2000 compliant. There can be no assurance that the year 2000 problem will not have a material adverse effect on the Company in the future.

                                USE OF PROCEEDS

     Unless otherwise indicated in any accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include capital expenditures, the repayment of indebtedness, the funding of working capital, acquisitions and stock repurchases. While the Company reviews acquisition opportunities in the ordinary course of business, there can be no assurance that any acquisitions will be consummated.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                                    FISCAL YEAR ENDED
                                                  ------------------------------------------------------
                                                  JAN. 3,    DEC. 28,    DEC. 30,    DEC. 31,   DEC. 25,
                                                   1998        1996        1995        1994       1993
                                                  -------    --------    --------    --------   --------
Ratio of earnings to fixed charges(1).........    6.98x      3.01x(2)     (2)(3)     9.48x      14.04x

---------------
(1) In calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, fees incurred on the sale of accounts receivable and the portion of rental expense under operating leases which has been deemed by the Company to be representative of the interest factor. Prior to August 15, 1996, the Company was the subsidiary of its Former Parent. Interest expense during that period was incurred primarily on advances from its Former Parent that bore interest at the prime lending rate. The average balance of interest bearing advances from the Former Parent prior to the Spin-off were approximately $160 million, $240 million, $163 million and $47 million for 1996, 1995, 1994 and 1993, respectively.

(2) Includes restructuring charges, asset write-downs and Spin-off transaction costs of $60 million in 1996 and restructuring charges and asset write-downs of $156 million in 1995.

(3) In 1995, fixed charges exceeded earnings by approximately $47 million.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by the Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Offered Debt Securities are to be issued in one or more series under an Indenture as amended or supplemented from time to time (the "Indenture") between the Company and Norwest Bank Arizona, N.A., as Trustee. The term "Trustee," as used herein shall mean Norwest Bank Arizona, N.A.; if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Debt Securities of any particular series shall mean the Trustee with respect to the Offered Debt Securities of such series. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the Indenture and the Offered Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions of certain terms therein and of those terms made a part thereof by the Trust Indenture Act. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company. Unless otherwise stated in a Prospectus Supplement, the Debt Securities will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the Company. The Company may issue Debt Securities which are subordinated in right of payment, in the manner and to the extent described in the applicable Prospectus Supplement, to all existing and future Senior Indebtedness (as defined in the applicable Prospectus Supplement).

     The Debt Securities to be offered by this Prospectus are limited to $300,000,000 in aggregate initial public offering price. The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any Holder, for issuances of additional Debt Securities of such series. (Section
301) The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities.

     Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt
Securities: (i) the title of the Offered Debt Securities or series of which they are a part; (ii) the aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities;
(iii) the Person to whom any interest on an Offered Debt Security of that series shall be payable, if other than the Person in whose name that Offered Debt Security is registered at the close of business on the Regular Record Date for such series; (iv) the date or dates (or the method or methods, if any, by which such date or dates shall be determined) on which the principal of such Offered Debt Securities will be payable; (v) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (vi) the rate or rates (which may be fixed, floating or adjustable), or the method of determination thereof, at which the Offered Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the Interest Payment Dates on which any such interest will be payable; the Regular Record Date for any such interest payable on any Interest Payment Date and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months; (vii) the place or places where the principal of and any premium and interest on such Offered Debt Securities will be payable; (viii) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or composite currency in which, and the other terms and conditions upon which such Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (ix) the obligation, if any, of the Company to redeem, repay or purchase any of such Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Offered Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to any such obligation; (x) the denominations in which such Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (xi) if other than the currency of the United States of America, the currency, currencies, composite currencies or currency units in which the principal of or any premium or interest on such Offered Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be outstanding at any time); (xii) if the amount of payments of principal of or any premium or interest on such Offered Debt Securities may be determined with reference to an index, pursuant to a formula or pursuant to other methods, the manner in which such amounts will be determined; (xiii) if the principal of or any premium or interest on such Offered Debt Securities is to be payable (at the election of the Company or a Holder thereof) in one or more currencies, composite currencies or currency units other than those in which the Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (xiv) if other than the principal amount thereof, the portion of the principal amount of such Offered Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof pursuant to the Indenture or, if applicable, the portion of the principal amount of Offered Debt Securities that is convertible into or exchangeable for other securities of the Company ("Securities") or the method by which such portion will be determined;
(xv) if applicable, any terms subjecting such Offered Debt Securities to defeasance or covenant defeasance (as hereinafter defined) different from the provisions in the Indenture and any limitations on application of the terms of the Indenture described below under "Defeasance;" (xvi) if applicable, any terms governing conversion or exchangeability of such Offered Debt Securities into or for common stock, par value $.01 per share of the Company, (the "Common Stock") or other Securities and the terms and conditions upon which such conversion or exchange will be effected; (xvii) any terms regarding the issuance of any Offered Debt Securities of the series, in whole or in part, in book-entry form and, if applicable, the depositary for such book-entry securities and the circumstances, if any, in addition to the circumstances (if applicable) described below under "Book-Entry Debt Securities," under which any such book-entry Debt Securities may be registered in the name of a Person other than such depositary or its nominee; (xviii) provisions, if any, granting special rights to the Holders of such Offered Debt Securities upon the occurrence of such events as may be specified; (xix) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (xx) the terms, if any, pursuant to which the Offered Debt Securities will be made subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company; and the definition of any such Senior Indebtedness; (xxi) the application, if any, of judgments in respect of any specified currency, to the Debt Securities; (xxii) whether the payment of principal, premium and interest, if any, and other amounts due under the Indenture, and performance of the Company's other obligations under the Indenture, will be guaranteed by one or more guarantors, including subsidiaries of the Company; and (xxiii) any other terms of such Offered Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the principal of, premium, if any, or interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the principal office of the Trustee (see "Concerning the Trustee"), provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer to an account maintained by the payee located in the United States. (Sections 305 and 1002). Any payment of principal, premium or interest required to be made on an Interest Payment Date, Redemption Date or at Maturity (as the case may be) which is not a Business Day may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and, if such payment is so made, no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

     All monies paid by the Company to the Trustee for the payment of principal of (and premium, if any or interest, if any, on) any Debt Security that remains unclaimed by the Holder of such Debt Security at the end of two years after such principal, premium or interest shall become due and payable will be repaid by the Trustee to the Company on demand, and such Holder will thereafter look only to the Company for payment thereof. (Section 1003)

     Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302). No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may, subject to certain exceptions, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that Debt Securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for Federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Debt Securities treated as issued at an original issue discount) will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means a security, including any security that does not provide for the payment of interest prior to Maturity, which is issued at a price lower than the principal amount thereof and which provides that upon redemption or acceleration of the Stated Maturity thereof an amount less than the principal amount thereof shall become due and payable. (Section 101) Any special United States tax considerations applicable to any Debt Securities which are denominated in any currencies, currency units or composite currencies other than United States dollars will be described in the applicable Prospectus Supplement.

     The Indenture does not contain any provisions which may afford the Holders of Debt Securities of any series protection in the event of a highly leveraged transaction or other transaction which may occur in connection with a takeover attempt resulting in a decline in the credit rating of the Debt Securities. Any such provisions, if applicable to the Debt Securities of any series, will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

EVENTS OF DEFAULT

     Unless otherwise specified in the Prospectus Supplement, the following are the Events of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (ii) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (iii) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series;
(iv) failure to perform or breach of any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee or Holders of at least 25% of the principal amount of the Outstanding Debt Securities of that series (as provided in the Indenture); (v) certain events in bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (as defined in Regulation S-X under the Securities Act of 1933); (vi) default under any bond, debenture, note, mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed for which the Company or a Significant Subsidiary is directly responsible or liable as obligor or guarantor, having an aggregate principal amount outstanding of at least $50,000,000, whether such indebtedness exists on the date of the Indenture or shall thereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness being discharged or such acceleration having been rescinded or annulled; and (vii) any other Event of Default provided with respect to Debt Securities of that series. (Section 501). Unless otherwise specified herein or in the Prospectus Supplement, no Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

     If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately by written notice to the Company (and to the Trustee, if given by the Holders). If an Event of Default described in clause (v) above with respect to the Debt Securities of any series at the time outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration by written notice, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each outstanding Debt Security of such series affected. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

     Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence and continuation of an Event of Default.

     The Trustee shall, within 90 days after the occurrence of a default with respect to Debt Securities of any series, give all Holders of Debt Securities of such series then outstanding notice of all uncured defaults known to it (the term "default" to mean the events specified above without applicable grace periods), provided that, except in the case of a default in the payment of principal of (or any premium or interest on) any Debt Security of any series, or in the payment of any sinking fund installment with respect to Debt Securities of any series, the Trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the interest of all Holders of Debt Securities of such series then outstanding. (Trust Indenture Act Section 315)

     The Indenture provides that the Trustee will be under no obligation (subject to the duty of the Trustee during a default to act with the required standard of care) to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Debt Securities of any series, unless such Holders shall have offered to the Trustee reasonable security or indemnity against costs, expense and liabilities which might be incurred by it in compliance with such request. (Section 601). Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     Under the Indenture, the Company will be required to furnish to the Trustee annually a statement by certain officers of the Company to the effect that, to the best of their knowledge, the Company is not in default in the fulfillment of any of its obligations under the Indenture or (if there has been a default in the fulfillment of any such obligation) specifying such default. (Section 1005)

     No Holder of any Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series, the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of an Outstanding Debt Security of that series for enforcement of payment of the principal of, or any premium or interest on, such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

COVENANTS

     The particular covenants, if any, relating to any series of Debt Securities will be described in the Prospectus Supplement relating to such series. Unless otherwise specified in the Prospectus Supplement, the "covenant defeasance" provisions described below will apply to any such covenants described in the Prospectus Supplement.

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

     Unless otherwise specified in an applicable Prospectus Supplement, under the Indenture, without consent of the Holders, the Company may consolidate or merge with or into any other corporation or entity, and the Company may sell, lease or convey all or substantially all of its assets to another corporation or entity, if (i) (a) in the case of a merger, the Company is the surviving company in the merger, or (b) the entity surviving the merger, formed by such consolidation or which acquires such assets is an entity organized and existing under the laws of the United States of America or a state thereof or the District of Columbia and expressly assumes payment of the principal of (and any premium and interest on) the Debt Securities and the performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company; (ii) immediately thereafter, no Event of Default or event which, with notice or lapse of time or both, would constitute an Event of Default shall have occurred and shall be continuing and (iii) certain other conditions are met. (Article Eight)

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the surviving company, the successor entity would be substituted for the Company and the Company would be relieved of any obligations and covenants under the Indenture and the Debt Securities.

SATISFACTION, DISCHARGE AND DEFEASANCE

     Satisfaction and Discharge. Unless otherwise specified in an applicable Prospectus Supplement, the Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations, including (i) any rights of registration of transfer and exchange and (ii) rights to receive the principal, premium, if any, and interest, if any, on the Debt Securities) will be discharged and canceled upon the satisfaction of certain conditions, including the following: (a) all Debt Securities have been theretofore authenticated and delivered to the Trustee for cancellation; or (b) (1) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation have become due or payable, will become due and payable at their Maturity within one year or are to be called for redemption within one year and
(2) an amount sufficient to pay the principal, premium, if any, and interest, if any, to the Stated Maturity or Redemption Date, as the case may be, of all Debt Securities of such series has been deposited with the Trustee. (Section 401)

     Defeasance and Covenant Defeasance. Unless so specified in the Prospectus Supplement with respect to Debt Securities of any series, the Company at its option: (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for, among other things, certain obligations to register the transfer or exchange of Debt Securities of such series; replace stolen, lost or mutilated Debt Securities of such series; maintain certain offices or agencies in each Place of Payment; and hold moneys for payment in trust ("defeasance")); or (ii) will not be subject to provisions of the applicable Indenture described above under "-- Consolidation, Merger and Transfer of Assets" and certain other restrictive covenants included in the applicable Prospectus Supplement with respect to the Debt Securities of such series ("covenant defeasance"), in each case if the Company irrevocably deposits with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants or investment bank which shall be delivered to the Trustee) to pay all the principal (including any mandatory sinking fund payments) of, and premium, if any, and interest, if any, on, the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required, among other things, to deliver to the Trustee (i) an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance, as the case may be, will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes and (ii) in the case of defeasance, a ruling received from or published by the United States Internal Revenue Service or a change in U.S. income tax law to the effect that the deposit and related defeasance will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. (Sections 1402 and 1403)

MODIFICATION AND WAIVER

     Unless otherwise specified in an applicable Prospectus Supplement, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the Stated Maturity of the principal of or any installment of principal of or interest on any Debt Security; (ii) reduce the principal amount of, or any premium or interest on, or the rate of interest on, any Debt Security; (iii) reduce the amount of principal of an Original Issue Discount Security or other Debt Security payable upon acceleration of the Maturity thereof; (iv) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security; (v) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption on or after the Redemption Date; or, in the case of repayment at the option of the Holder, on or after the date fixed for repayment); (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture; (vii) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; or (viii) modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debt Security affected thereby. (Section 902)

     Unless otherwise specified in an applicable Prospectus Supplement, modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Debt Securities as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default; (iv) to add or change any provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Debt Securities in uncertificated form; provided, that any such change shall not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities in any material respect; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Debt Securities, provided that, any such addition, change or elimination (a) shall neither (1) apply to any Debt Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the Holder of any such Debt Security with respect to such provision or (b) shall become effective only when there is no such Debt Security outstanding; (vi) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee; (vii) to secure the Debt Securities; (viii) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance, covenant defeasance or satisfaction and discharge of any series of Debt Securities pursuant to the Indenture; provided, that any such action shall not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities in any material respect; (ix) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision in the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect; (x) to add a guarantor or guarantors for any or all series of Debt Securities; (xi) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; and (xii) to establish the form or terms of any series of Debt Securities. (Section 901)

     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or any premium or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

CONVERSION OR EXCHANGE RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into or exchangeable for Common Stock or other Securities will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the conversion price or exchange ratio (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price or exchange ratio and provisions affecting conversion or exchange in the event of the redemption of such Debt Securities.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York, but without regard to principles of conflicts of law. (Section 112)

CONCERNING THE TRUSTEE

     Norwest Bank Arizona, N.A., with its principal offices at 3300 N. Central Avenue, Fourth Floor, Phoenix, Arizona, 85012, will act as Trustee for the benefit of the Holders of the Debt Securities under the Indenture.

BOOK-ENTRY DEBT SECURITIES

     Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Security"). Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Payments of principal of and any premium and interest on Debt Securities represented by a Global Security will be made by the Company to the applicable Trustee, and then by such Trustee to the depository.

     The Company anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Additional or differing terms of the depository arrangement will be described in the applicable prospectus supplement.

     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the Indenture. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in certificated form; such laws may limit the transferability of beneficial interests in a Global Security.

     If: (i) DTC is at any time unwilling, unable or ineligible to continue as depository for the Debt Securities of any series and a successor depository is not appointed by the Company within 90 days following notice to the Company;
(ii) the Company determines, in its sole discretion, not to have the Debt Securities of any series represented by one or more Global Securities; or (iii) an Event of Default under the Indenture has occurred and is continuing with respect to the Debt Securities of any series, then the Company will issue individual Debt Securities of such series in certificated form in exchange for the relevant Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such Debt Securities in certificated form registered in its name. Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 (or any integral multiple thereof) and will be issued in registered form only, without coupons.

     The following is based on information furnished by DTC:

          In the event that DTC acts as securities depository for any Debt Securities, such Debt Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Debt Security certificate will be issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the limited circumstances described above.

          To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

          Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of interest of each Direct Participant in such issue to be redeemed.

          Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

          Payments of principal of and any premium and interest on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, any Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and any premium and interest, to DTC will be the responsibility of the Company or the applicable paying agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the applicable Paying Agent. Under such circumstances, in the event that a successor securities depository is not appointed, Debt Securities in certificated form are required to be prepared and delivered as described above.

          The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debt Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable. However, neither the Company nor any underwriter or agent takes any responsibility for the accuracy thereof.

     None of the Company, any underwriter or agent, the applicable Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), the total number of shares of all classes of stock that the Company has authority to issue is 310,000,000 consisting of 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), and 300,000,000 shares of Common Stock. As of March 3, 1998, 102,775,954 shares of Common Stock were issued and 102,672,370 shares were issued and outstanding (4,892,845 shares of which were held by an employee equity trust). As part of the 10,000,000 shares of Preferred Stock authorized, the Company has authorized and reserved for issuance 1,500,000 shares of Junior Preferred Stock (as defined herein) in connection with the preferred share purchase rights (the "Rights") issued by the Company in connection with the Spin-off.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Company's Board of Directors (the "Board") with respect to any series of Preferred Stock, the holders of such Common Stock exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock does not have any preemptive rights.

     The Common Stock is traded on the NYSE under the symbol "DL."

RIGHTS

     In connection with the Spin-off, the Company's Board of Directors declared a dividend of one Right, paid on August 15, 1996 in respect of each share of Common Stock issued to the holder of record thereof as of the close of business on such date. To the extent any Debt Securities issued are convertible into shares of Common Stock, each such share of Common Stock issued in connection with a conversion will also be accompanied by a Right. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Stock"), of the Company at a price of $75.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and Wells Fargo Bank of Arizona, N.A., as rights agent.

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the then outstanding shares of the Common Stock or (ii) ten business days (or such later date as may be determined by action of the Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the certificates representing shares of Common Stock.

     The Rights Agreement provides that until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on August 15, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock, (ii) upon the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then-current market price of the shares of Junior Preferred Stock or (iii) upon the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a share of Junior Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Common Stock or a stock dividend on Common Stock payable in Common Stock or subdivisions, consolidations or combinations of Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per share of Common Stock. Each share of Junior Preferred Stock will have 100 votes, and shall be entitled to vote with Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Junior Preferred Stock will be entitled to receive an amount equal to 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of Junior Preferred Stock, the value of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at any time on or after the date that any person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Preferred Stock, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Company's Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower (i) the threshold at which a person or group of affiliated or associated persons becomes an Acquiring Person and (ii) the percentage of Common Stock proposed to be acquired in a tender or exchange offer that would cause the Rights Distribution Date to occur, to not less than the greater of (a) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. In the event that the Rights become exercisable, the Company will register the shares of the Junior Preferred Stock for which the Rights may be exercised, in accordance with applicable law.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company and thereby effect a change in the composition of the Board on terms not approved by the Board, including by means of a tender offer at a premium to the market price, other than an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the Board since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through one or more underwriters or dealers, directly to institutional investors or other purchasers, through agents, through other methods or through a combination of the foregoing. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions (including negotiated transactions) at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased.

     The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent, will be set forth in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of the Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     If so indicated in the related Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution by the Company with respect to payments they may be required to make in respect thereof.

     Certain of the underwriters or agents and their affiliates may engage in transactions with and perform services for the Company or its affiliates in the ordinary course of their respective businesses.

     If the underwriters create a short position in the Debt Securities in connection with the offerings (i.e., if they sell more Debt Securities than are set forth on the cover page of the applicable Prospectus Supplement), the representatives of the underwriters may reduce that short position by purchasing Debt Securities in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any underwriter or agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debt Securities. Neither the Company nor any underwriter or agent makes any representation that the representatives of any underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Debt Securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurances can be given as to the liquidity of the trading market for any such securities.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 3, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Summary...............................   S-3
Use of Proceeds.......................   S-7
Ratio of Earnings to Fixed Charges....   S-7
Capitalization........................   S-8
Selected Consolidated Financial
  Information.........................   S-9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-11
Description of Notes..................  S-16
Underwriting..........................  S-24
Legal Matters.........................  S-25
Experts...............................  S-25
Index to Consolidated Financial
  Statements..........................   F-1
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     4
Use of Proceeds.......................     8
Ratio of Earnings to Fixed Charges....     8
Description of Debt Securities........     9
Description of Capital Stock..........    18
Plan of Distribution..................    20
Legal Matters.........................    21
Experts...............................    21

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                                  $200,000,000

                          [THE DIAL CORPORATION LOGO]

                          6 1/2% SENIOR NOTES DUE 2008

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                                  BANCAMERICA
                                SECURITIES, INC.
                           CITICORP SECURITIES, INC.
                               J.P. MORGAN & CO.

                               September 18, 1998
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